Exhibit 99.2
ONECONNECT FINANCIAL TECHNOLOGY CO.,LTD
ACCOUNTANT’S REPORT
[DRAFT]
FOR THE YEARS ENDED 31 DECEMBER 2019, 2020, AND THE NINE MONTHS ENDED
30 SEPTEMBER 2021

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195

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
HISTORICAL FINANCIAL INFORMATION OF THE GROUP
Preparation of Historical Financial Information
Set out below is the historical financial information as at December 31, 2019 and 2020 and September 30, 2021 and for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021 (the “Track Record Period”) (the “Historical Financial Information”) which forms an integral part of this accountant’s report.
The Historical Financial Information in this report was prepared by the directors of the Company based on the previously issued financial statements of the Group for the financial years ended December 31, 2019 and 2020 and the management accounts of the Group for the nine months ended September 30, 2021 (“Historical Financial Statements”). The previously issued financial statements for the years ended December 31, 2019 and 2020 were audited by PricewaterhouseCoopers Zhong Tian LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and were published on the website of the Securities and Exchange Commission of the United States pursuant to the regulatory requirement as set out in Rule 101(a) of Regulation S-T.
The Historical Financial Information is presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand (RMB’000) except when otherwise indicated.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
HISTORICAL FINANCIAL INFORMATION OF THE GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
		Year ended December 31		Nine months ended September 30
	Note	2019	2020	2020	2021
		RMB’000	RMB’000	RMB’000	RMB’000
				(Unaudited)	(Unaudited)
Revenue	5	2,327,846	3,312,290	2,236,564	2,852,092
Cost of revenue	6	(1,560,988)	(2,068,834)	(1,361,478)	(1,865,576)
Gross profit		766,858	1,243,456	875,086	986,516
Research and development expenses	6	(956,095)	(1,173,290)	(824,067)	(963,298)
Selling and marketing expenses	6	(635,673)	(629,488)	(475,081)	(423,381)
General and administrative expenses	6	(756,681)	(834,917)	(587,267)	(561,404)
Net impairment losses on financial and contract assets	4.1(b)	(45,167)	(134,519)	(71,398)	(63,274)
Other income, gains or loss-net	8	(74,254)	58,432	26,238	274
Operating loss		(1,701,012)	(1,470,326)	(1,056,489)	(1,024,567)
Finance income	9	128,261	77,237	59,967	25,924
Finance costs	9	(174,831)	(150,363)	(117,751)	(62,003)
Finance costs – net	9	(46,570)	(73,126)	(57,784)	(36,079)
Share of gains/(losses) of associate and joint venture	14	(14,854)	(7,802)	(6,480)	10,832
Loss before income tax		(1,762,436)	(1,551,254)	(1,120,753)	(1,049,814)
Income tax benefit	10	74,924	137,131	93,515	82,470

Loss for the year/period		(1,687,512)	(1,414,123)	(1,027,238)	(967,344)
Loss attributable to:
– Owners of the Company		(1,660,566)	(1,353,608)	(988,686)	(923,340)
– Non-controlling interests		(26,946)	(60,515)	(38,552)	(44,004)
		(1,687,512)	(1,414,123)	(1,027,238)	(967,344)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences		78,775	(608,427)	(212,895)	(47,764)
– Changes in the fair value of debt instruments at fair value through other comprehensive income		40	(39)	(36)	1
		78,815	(608,466)	(212,931)	(47,763)
Total comprehensive loss for the year/period		(1,608,697)	(2,022,589)	(1,240,169)	(1,015,107)
Total comprehensive loss attributable to:
– Owners of the Company		(1,581,751)	(1,962,074)	(1,201,617)	(971,103)
– Non-controlling interests		(26,946)	(60,515)	(38,552)	(44,004)
		(1,608,697)	(2,022,589)	(1,240,169)	(1,015,107)
Loss per share attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	11	(1.77)	(1.27)	(0.94)	(0.83)
Loss per ADS attributable to owners of the Company (expressed in RMB per ADS)
– Basic and diluted	11	(5.30)	(3.81)	(2.82)	(2.49)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
HISTORICAL FINANCIAL INFORMATION OF THE GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
		As at December 31		As at September 30 2021
	Note	2019	2020
		RMB’000	RMB’000	RMB’000 (Unaudited)
ASSETS
Non-current assets
Property and equipment	12	314,505	224,284	243,273
Intangible assets	13	976,948	917,063	745,617
Deferred tax assets	32	423,786	564,562	656,136
Financial assets measured at amortized cost from banking operations	20	—	25,283	424,739
Investments accounted for using the equity method	14	118,829	175,733	186,236
Financial assets at fair value through other comprehensive income	16	393,448	21,828	21,659
Contract assets	5	40,998	16,788	1,816
Total non-current assets		2,268,514	1,945,541	2,279,476
Current assets
Trade receivables	18	710,123	838,690	1,377,393
Contract assets	5	211,276	257,830	311,740
Prepayments and other receivables	19	528,277	443,328	768,551
Financial assets measured at amortized cost from banking operations	20	—	576,305	574,528
Financial assets at fair value through profit or loss	21	1,690,967	1,487,871	1,361,436
Restricted cash	22	3,440,289	2,280,499	1,276,959
Cash and cash equivalents	23	1,077,875	3,055,194	1,893,693
Total current assets		7,658,807	8,939,717	7,564,300
Total assets		9,927,321	10,885,258	9,843,776
EQUITY AND LIABILITIES
Equity
Share capital	24	73	78	78
Shares held for share option scheme	26	(88,280)	(87,714)	(80,600)
Other reserves	25	8,461,637	10,639,931	10,608,658
Accumulated losses		(4,003,318)	(5,356,926)	(6,280,266)
Equity attributable to equity owners of the Company		4,370,112	5,195,369	4,247,870
Non-controlling interests		150,429	89,914	45,910
Total equity		4,520,541	5,285,283	4,293,780
LIABILITIES
Non-current liabilities
Trade and other payables	27	420,873	395,514	352,215
Contract liabilities	5	12,700	17,683	22,576
Deferred tax liabilities	32	33,291	20,080	11,376
Total non-current liabilities		466,864	433,277	386,167
Current liabilities
Trade and other payables	27	1,075,576	1,547,781	1,744,921
Payroll and welfare payables		538,132	625,330	535,866
Contract liabilities	5	104,960	138,547	119,412
Short-term borrowings	28	3,218,566	2,283,307	1,182,573
Customer deposits	29	—	405,853	1,426,992
Derivative financial liabilities	30	2,682	165,880	154,065
Total current liabilities		4,939,916	5,166,698	5,163,829
Total liabilities		5,406,780	5,599,975	5,549,996
Total equity and liabilities		9,927,321	10,885,258	9,843,776

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
HISTORICAL FINANCIAL INFORMATION OF THE GROUP
STATEMENTS OF FINANCIAL POSITION OF THE COMPANY
		As at December 31		As at September 30 2021
	Note	2019	2020
		RMB’000	RMB’000	RMB’000 (Unaudited)
ASSETS
Non-current assets
Interest in subsidiaries	40(a)	3,816,927	4,013,254	1,245,659
Total non-current assets		3,816,927	4,013,254	1,245,659
Current assets
Amount due from subsidiaries	40(a)	85,694	1,350,654	3,116,977
Prepayments and other receivables		2,540	446	250
Cash and cash equivalents		634,507	31,857	5,839
Total current assets		722,741	1,382,957	3,123,066
Total assets		4,539,668	5,396,211	4,368,725
EQUITY AND LIABILITIES
Equity
Share capital	24	73	78	78
Shares held for share option scheme	26	(88,280)	(87,714)	(80,600)
Reserves	25	8,461,637	10,639,931	10,608,658
Accumulated loss		(4,003,318)	(5,356,926)	(6,280,266)
Total equity		4,370,112	5,195,369	4,247,870
LIABILITIES
Non-current liabilities
Trade and other paybles		88,280	88,280	88,280
Total non-current liabilities		88,280	88,280	88,280
Current liabilities
Trade and other paybles		81,276	112,562	32,575
Total current liabilities		81,276	112,562	32,575
Total liabilities		169,556	200,842	120,855
Total equity and liabilities		4,539,668	5,396,211	4,368,725

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
HISTORICAL FINANCIAL INFORMATION OF THE GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
		Attributable to owners of the Company
	Note	Share capital	Shares held for share option scheme	Other reserves	Accumulated losses	Total	Non-controlling interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2019		66	(88,280)	6,151,453	(2,342,752)	3,720,487	110,601	3,831,088
Loss for the year		—	—	—	(1,660,566)	(1,660,566)	(26,946)	(1,687,512)
Other comprehensive income, net of tax
– Foreign currency translation differences	25	—	—	78,775	—	78,775	—	78,775
– Fair value changes on financial assets at fair value through other comprehensive income	25	—	—	40	—	40	—	40
Total comprehensive loss for the year		—	—	78,815	(1,660,566)	(1,581,751)	(26,946)	(1,608,697)
Transactions with equity holders:
Issuance of ordinary shares	24, 25	—	—	192,082	—	192,082	—	192,082
Issuance of ordinary shares upon initial public offering	24, 25	7	—	2,007,028	—	2,007,035	—	2,007,035
Share-based payments:
– Value of employee services	26	—	—	76,364	—	76,364	—	76,364
Acquisition of subsidiary	35	—	—	—	—	—	17,774	17,774
Recognition of redemption liability	35	—	—	(44,105)	—	(44,105)	—	(44,105)
Contribution from non-controlling interests		—	—	—	—	—	49,000	49,000
Total transactions with equity holders at their capacity as equity holders for the year		7	—	2,231,369	—	2,231,376	66,774	2,298,150
As at December 31, 2019 and January 1, 2020		73	(88,280)	8,461,637	(4,003,318)	4,370,112	150,429	4,520,541

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
HISTORICAL FINANCIAL INFORMATION OF THE GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
		Attributable to owners of the Company
	Note	Share capital	Shares held for share option scheme	Other reserves	Accumulated losses	Total	Non-controlling interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Loss for the year		—	—	—	(1,353,608)	(1,353,608)	(60,515)	(1,414,123)
Other comprehensive income, net of tax
– Foreign currency translation differences	25	—	—	(608,427)	—	(608,427)	—	(608,427)
– Fair value changes on financial assets at fair value through other comprehensive income	25	—	—	(39)	—	(39)	—	(39)
Total comprehensive loss for the year		—	—	(608,466)	(1,353,608)	(1,962,074)	(60,515)	(2,022,589)
Transactions with equity holders:
Issuance of ordinary shares	24, 25	5	—	2,697,674	—	2,697,679	—	2,697,679
Share-based payments
– Value of employee services	26	—	—	89,652	—	89,652	—	89,652
– Vesting of shares under Restricted Share Unit Scheme	26	—	566	(566)	—	—	—	—
Total transactions with equity holders at their capacity as equity holders for the year		5	566	2,786,760	—	2,787,331	—	2,787,331
As at December 31, 2020		78	(87,714)	10,639,931	(5,356,926)	5,195,369	89,914	5,285,283

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
HISTORICAL FINANCIAL INFORMATION OF THE GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
		Attributable to owners of the Company
	Note	Share capital	Shares held for share option scheme	Other reserves	Accumulated losses	Total	Non-controlling interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
As at January 1, 2020		73	(88,280)	8,461,637	(4,003,318)	4,370,112	150,429	4,520,541
Loss for the period		—	—	—	(988,686)	(988,686)	(38,552)	(1,027,238)
Other comprehensive income, net of tax
– Foreign currency translation differences	25	—	—	(212,895)	—	(212,895)	—	(212,895)
– Fair value changes on financial assets at fair value through other comprehensive income	25	—	—	(36)	—	(36)	—	(36)
Total comprehensive loss for the period		—	—	(212,931)	(988,686)	(1,201,617)	(38,552)	(1,240,169)
Transactions with equity holders:
Issuance of ordinary shares	24, 25	5	—	2,697,674	—	2,697,679	—	2,697,679
Share-based payments
– Value of employee services	26	—	—	82,726	—	82,726	—	82,726
– Vesting of shares under Restricted Share Unit Scheme	26	—	566	(566)	—	—	—	—
Total transactions with equity holders at their capacity as equity holders for the period		5	566	2,779,834	—	2,780,405	—	2,780,405
As at September 30, 2020		78	(87,714)	11,028,540	(4,992,004)	5,948,900	111,877	6,060,777

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
HISTORICAL FINANCIAL INFORMATION OF THE GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
		Attributable to owners of the Company
	Note	Share capital	Shares held for share option scheme	Other reserves	Accumulated losses	Total	Non-controlling interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
As at January 1, 2021		78	(87,714)	10,639,931	(5,356,926)	5,195,369	89,914	5,285,283
Loss for the period		—	—	—	(923,340)	(923,340)	(44,004)	(967,344)
Other comprehensive income, net of tax
– Foreign currency translation differences	25	—	—	(47,764)	—	(47,764)	—	(47,764)
– Fair value changes on financial assets at fair value through other comprehensive income	25	—	—	1	—	1	—	1
Total comprehensive loss for the period		—	—	(47,763)	(923,340)	(971,103)	(44,004)	(1,015,107)
Transactions with equity holders:
Share-based payments:
– Value of employee services	26	—	—	14,767	—	14,767	—	14,767
– Vesting of shares under Restricted Share Unit Scheme	26	—	532	(532)	—	—	—	—
– Exercise of shares under Share Option Scheme	26	—	6,582	2,255	—	8,837	—	8,837
Total transactions with equity holders at their capacity as equity holders for the period		—	7,114	16,490	—	23,604	—	23,604
As at September 30, 2021		78	(80,600)	10,608,658	(6,280,266)	4,247,870	45,910	4,293,780

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
HISTORICAL FINANCIAL INFORMATION OF THE GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
		Year ended December 31		Nine months ended September 30
	Note	2019	2020	2020	2021
		RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Cash flows from operating activities
Cash used in operations	33(a)	(1,815,725)	(693,691)	(1,422,280)	(877,002)
Income tax paid		(1,729)	(10,454)	(9,423)	(18,810)
Net cash used in operating activities		(1,817,454)	(704,145)	(1,431,703)	(895,812)
Cash flows from investing activities
Payment for acquisition of subsidiary, net of cash acquired	35	(270,791)	—	—	(11,060)
Payments for property and equipment		(97,790)	(17,056)	(9,399)	(29,947)
Payments for intangible assets		(216,670)	(248,124)	(23,628)	(59,604)
Capital injection to associate	14(a)	(100,000)	(60,000)	(60,000)	—
Capital injection to joint venture	14(b)	(4,321)	(2,040)	(2,040)	—
Payment for loan to related parties		(5,000)	—	—	—
Payments for financial assets at fair value through other comprehensive income		(388,363)	(441,622)	(408,275)	(16,661)
Payments for financial assets at fair value through profit or loss		(5,808,465)	(8,433,113)	(6,921,162)	(5,960,158)
Payments for settlement of derivatives		—	(108,716)	—	(105,486)
Refund of restricted cash, net		708,123	1,064,813	928,603	1,011,692
Proceeds from sale of property and equipment		900	55,534	53,398	810
Receipts of loans to related parties		20,444	—	—	—
Proceeds from sale of financial assets at fair value through other comprehensive income		—	820,393	812,082	16,833
Proceeds from sale of financial assets at fair value through profit or loss		6,693,129	8,647,959	6,327,765	6,103,601
Interest received on financial assets at fair value through profit or loss		39,643	37,697	17,205	19,567
Net cash generated from investing activities		570,839	1,315,725	714,549	969,587
Cash flows from financing activities
Capital injections from non-controlling interests		49,000	—	—	—
Proceeds from issuance of ordinary shares	24, 25	102,080	2,722,445	2,722,445	—
Proceeds from issuance of ordinary shares upon initial public offering	24, 25	2,035,177	—	—	—
Proceeds from short-term borrowings	33(c)	4,286,868	2,257,000	1,935,600	912,900
Proceeds from exercise of shares under Share Option Scheme		—	—	—	8,837
Share issue transaction costs	25	(28,142)	(24,766)	(24,766)	—
Payments for lease liabilities	33(c)	(76,895)	(100,997)	(70,000)	(84,943)
Repayments of short-term borrowings	33(c)	(4,469,280)	(3,177,218)	(2,684,294)	(2,004,887)
Interest paid	33(c)	(144,251)	(142,626)	(120,007)	(55,339)
Net cash generated from/(used in) financing activities		1,754,557	1,533,838	1,758,978	(1,223,432)
Net increase/(decrease) in cash and cash equivalents		507,942	2,145,418	1,041,824	(1,149,657)
Cash and cash equivalents at the beginning of the year		565,027	1,077,875	1,077,875	3,055,194
Effects of exchange rate changes on cash and cash equivalents		4,906	(168,099)	(39,307)	(11,844)
Cash and cash equivalents at the end of year/period		1,077,875	3,055,194	2,080,392	1,893,693

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1
General information and basis of presentation

1.1
General information

OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability under the Companies Law (Cap. 22, Law 3 of 1961 as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. Each American Depositary Shares (“ADSs”) of the Company represents three ordinary shares.
The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC. Further details of the VIEs are set out in Note 1.2 below.
1.2
Organization and principal activities

As at December 31, 2019, 2020 and September 30, 2020 and 2021, the Company had direct or indirect interests in the following major subsidiaries including consolidated structured entities.
Company name Subsidiaries	Place and date of incorporation/ establishment	Principal activities and place of operations	Issued and paid-in capital/ Registered capital	Equity interest held by the Group As at September 30, 2021	Note
Jin Tai Yuan Limited	British Virgin Islands/ October 27, 2017	Investment holding, BVI	USD355,000,000	100%	(i)
Jin Cheng Long Limited	Hong Kong/ October 30, 2017	Investment holding, Hong Kong, the PRC	USD402,000,000	100%	(ii)
OneConnect Financial Technology (Hong Kong) Limited	Hong Kong / March 15, 2018	Software and technology service, information transmission. Hong Kong, the PRC.	USD1	100%	(ii)
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.	Singapore/March 26, 2018	Software and technology service, information transmission. Singapore	SGD47,900,000	100%	(iii)
PT OneConnect Financial Technology Indonesia	Indonesia/ December 04, 2018	Software and technology service, information transmission. Indonesia	IDR10,000,000,000	100%	(iv)
Ping An OneConnect Bank (Hong Kong) Limited (“OneConnect Bank”)	Hong Kong/December 07, 2018	Banking service. Hong Kong, the PRC.	USD1 and HKD 1,200,000,000	100%	(ii)
Shenzhen OneConnect Technology Service Co., Ltd (“Shenzhen OneConnect Technology”)	the PRC /January 04, 2018	Technology promotion and computer application services, Shenzhen, the PRC	RMB2,607,502,300/ RMB3,360,000,000	100%	(i)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1
General information and basis of presentation (Continued)

1.2
Organization and principal activities (Continued)

Company name Subsidiaries	Place and date of incorporation/ establishment	Principal activities and place of operations	Issued and paid-in capital/ Registered capital	Equity interest held by the Group As at September 30, 2021	Note
Beijing Vantage Point Technology Co., Ltd. (“Vantage Point Technology”)	the PRC /July 18, 2008	Software and technology service, information transmission. Beijing, the PRC.	RMB13,333,529	51.67%	(v)(vi)
Shenzhen OneConnect Information Technology Service Company Limited (“Shenzhen OneConnect Information Technology”)	the PRC/January 31, 2019	Software and technology service, information transmission. Shenzhen, the PRC.	RMB100,000,000	51%	(v)
Beijing BER Technology Company Ltd. (“BER Technology”)	the PRC/March 30,2006	Software and technology service, information transmission. Shenzhen, the PRC	RMB22,950,000	80%	(v)(vi)
Zhang Tong Shun (Guangzhou) Technology Co., Ltd. (“Zhang Tong Shun”)	the PRC/May 9, 2019	Information technology advisory services, Guangzhou, the PRC	RMB10,000,000	100%	(i)(vi)
Company name VIEs	Place and date of incorporation/ establishment	Principal activities and place of operations	Issued and paid-in capital/ Registered capital	Equity interest held by the Group As at September 30, 2021	Note
OneConnect Smart Technology Co., Ltd. (Shenzhen) (“Shenzhen OneConnect”)	the PRC / September 15, 2017	Software and technology service, information transmission. Shenzhen, the PRC.	RMB1,200,000,000	100%	(v)
Shenzhen E-Commerce Safety Certificates Administration Co., Ltd. (“Shenzhen CA”)	the PRC/August 11, 2000	E-commerce security certificate administration, Shenzhen, the PRC	RMB543,500,000	98.9%	(v)(vi)
Subsidiaries of the VIEs
Shanghai OneConnect Financial Technology Co., Ltd. (“Shanghai OneConnect”) *	the PRC / December 29, 2015	Software and technology service, asset management and consulting. Shanghai, the PRC.	RMB1,200,000,000	100%	(v)
Shenzhen Kechuang Insurance Assessment Co., Ltd. (“Kechuang”) *	the PRC / August 27, 2001	Insurance survey and loss adjustment. Shenzhen, the PRC.	RMB4,000,000	100%	(v)

*
Subsidiaries of Shenzhen OneConnect

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1
General information and basis of presentation (Continued)

1.2
Organization and principal activities (Continued)

Note:
(i)
No audited statutory financial statements were issued for these subsidiaries as not required to issue audited financial statements under the statutory requirements of their respective of incorporation.

(ii)
The financial statements of Jin Cheng Long Limited, OneConnect Financial Technology (Hong Kong) Limited and OneConnect Bank for the years ended December 31, 2019 and 2020 were audited by PricewaterhouseCoopers, Hong Kong. OneConnect Bank is a licensed bank authorized under the Hong Kong Banking Ordinance since 9 May 2019 and has launched its banking services during 2020.

(iii)
The financial statements of OneConnect Financial Technology (Singapore) Co., Pte. Ltd. for the years ended December 31, 2019 and 2020 were audited by PricewaterhouseCoopers LLP, Singapore.

(iv)
The financial statements of PT OneConnect Financial Technology Indonesia for the years ended December 31, 2019 and 2020 were audited by KAP Tjahjo, Machdjud Modopuro & Rekan.

(v)
The financial statements of Vantage Point Technology, Shenzhen OneConnect Information Technology, BER Technology, Shenzhen OneConnect, Shenzhen CA, Shanghai OneConnect and Kechuang for the years ended December 31, 2019 and 2020 were audited by PricewaterhouseCoopers Zhong Tian LLP, the People’s Republic of China.

(vi)
The subsidiaries were acquired by the Group through business combination (Note 35).

PRC laws and regulations prohibit or restrict foreign ownership of companies that provide internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements entered into among a wholly-owned subsidiary of the Company and VIEs that legally owned by equity holders (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”). The Contractual Arrangements include Exclusive Equity Purchase Option Agreement, Exclusive Business Cooperation Agreement, Exclusive Asset Option Agreement, Equity Pledge Agreement, Shareholder Voting Proxy Agreement, Letters of Undertakings and Spousal Consent Letters.
Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with the VIEs, and has the ability to use its power over the VIEs to affect the amount of the returns. As a result, all these VIEs are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company.
The principal terms of the Contractual Arrangements are further described below:

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1
General information and basis of presentation (Continued)

1.2
Organization and principal activities (Continued)

(a)
Contractual agreements with Shenzhen OneConnect

— Exclusive Equity Purchase Option Agreement
Pursuant to the exclusive equity purchase option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect, the direct shareholders of Shenzhen OneConnect, and the shareholders of the direct shareholders of Shenzhen OneConnect (each refer to as the “Indirect Shareholder”, together with the direct shareholders of Shenzhen OneConnect, “the Shenzhen OneConnect Shareholders”) (the “Exclusive Equity Purchase Option Agreement”), Shenzhen OneConnect Technology has the irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from Shenzhen OneConnect Shareholders all or any part of their equity interests in Shenzhen OneConnect at any time and from time to time in Shenzhen OneConnect Technology’s absolute discretion to the extent permitted by PRC laws. Unless terminated upon the parties agreement, this agreement will remain effective for ten years, and will be automatically renewed for another five years, unless Shenzhen OneConnect Technology object to the renewal in writing this days prior this agreement’s expiry.
— Exclusive Business Cooperation Agreement
Pursuant to the exclusive business cooperation agreement entered into between Shenzhen OneConnect Technology and Shenzhen OneConnect, Shenzhen OneConnect agreed to engage Shenzhen OneConnect Technology as its exclusive provider of business support, technical and consulting services. In exchange for these services, Shenzhen OneConnect shall pay a service fee, which is equal to Shenzhen OneConnect’s profit before tax, after deducting any accumulated losses of Shenzhen OneConnect and its subsidiaries from the preceding fiscal year, working capital, costs, expenses, tax and other statutory contribution in relation to the respective fiscal year. The service fee shall be paid annually and shall be wired to the designated bank account of Shenzhen OneConnect Technology upon issuance of invoice by Shenzhen OneConnect Technology. The effective term of this agreement is the same as that of the Exclusive Equity Purchase Option Agreement described above.
— Exclusive Asset Option Agreement
Pursuant to the exclusive asset option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shenzhen OneConnect Shareholders (the “Exclusive Asset Option Agreement”), Shenzhen OneConnect Technology has the irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from Shenzhen OneConnect all or any part of its assets at any time at Shenzhen OneConnect Technology’s absolute discretion and to the extent permitted by PRC laws. The consideration shall be the higher of (a) a nominal price or (b) the lowest price as permitted under applicable PRC laws. The effective term of this agreement is the same as that of the Exclusive Equity Purchase Option Agreement described above.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1
General information and basis of presentation (Continued)

1.2
Organization and principal activities (Continued)

(a)
Contractual agreements with Shenzhen OneConnect (Continued)

— Equity Pledge Agreement
Pursuant to the equity pledge agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shenzhen OneConnect Shareholders (the “Equity Pledge Agreement”), the Registered Shareholders agreed to pledge as first charge all of their equity interests in Shenzhen OneConnect to Shenzhen OneConnect Technology as collateral security for any and all of the guaranteed debt under the Contractual Arrangements and to secure the performance of their obligations under the Contractual Arrangements. During the pledge period, Shenzhen OneConnect Technology is entitled to receive any dividends or other distributable benefits arising from the equity.
The pledge in favor of Shenzhen OneConnect Technology takes effect upon the completion of registration with the relevant administration for industry and commerce of China and shall remain valid until Shenzhen OneConnect Shareholders and Shenzhen OneConnect have discharged all their obligations and fully paid all the amounts payable under the Contractual Arrangements.
— Shareholder Voting Proxy Agreement
Shenzhen OneConnect Technology, Shenzhen OneConnect, the Shenzhen OneConnect Shareholders and the subsidiaries of Shenzhen OneConnect entered into a shareholder voting proxy agreement. Pursuant to this agreement, each shareholder of Shenzhen OneConnect and its subsidiaries irrevocably authorizes the persons designated by Shenzhen OneConnect Technology to act on its behalf to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shenzhen OneConnect and the subsidiaries of Shenzhen OneConnect, such as the right to appoint or designate directors, supervisors and officers, as well as the right to sell, transfer, pledge or dispose of all or any portion of the shares held by such shareholder. The effective term of this agreement is the same as that of the Exclusive Equity Purchase Option Agreement described above.
— Letters of Undertakings
Each Indirect Shareholder signed a letter of undertakings to the Company. Under these letters, the signing Indirect Shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfil his or her obligations under the contractual arrangement of Shenzhen OneConnect, that he or she will unconditionally transfer his or her equity interest in Shenzhen OneConnect to any person designated by Shenzhen OneConnect Technology and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing Indirect Shareholder represents that his or her spouse has no ownership interest in his or her equity interests in Shenzhen OneConnect. Each signing Indirect Shareholder further represents that in any circumstances, he or she will not, directly or indirectly, commit any conduct, measure, action or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shenzhen OneConnect and OneConnect Financial Technology Co., Ltd. and/or its subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing Indirect Shareholder and OneConnect Financial Technology Co., Ltd. and/or its subsidiaries, the signing Indirect Shareholder will protect the legal interests of Shenzhen OneConnect Technology under the contractual arrangements and follow the instructions of the Company.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1
General information and basis of presentation (Continued)

1.2
Organization and principal activities (Continued)

(a)
Contractual agreements with Shenzhen OneConnect (Continued)

— Spousal Consent Letters
Under the spousal consent letters, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen OneConnect and the relevant Contractual Arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen OneConnect and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the relevant Contractual Arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.
(b)
Contractual agreements with Shenzhen CA

Shenzhen CA and certain of its shareholders holding in the aggregate 98.9% of the equity interest in Shenzhen CA entered into a series of contractual agreements with Zhang Tong Shun. These agreements contain terms substantially similar to the contractual arrangements among Shenzhen OneConnect, Shenzhen OneConnect Shareholders and Shenzhen OneConnect Technology described above.
(c)
Risks in relation to the VIEs

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company,Shenzhen OneConnect Technology and Zhang Tong Shun having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Under the Contractual Agreements with the VIE, the Company can have the assets transferred out of the VIE and VIE’s subsidiaries, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totalling RMB1,254 million and RMB1,254 million as of December 31, 2019 and 2020 and 1,744 million as of September 30, 2021, respectively. Except for these amounts, there is no other asset of the VIE that can only be used to settle obligations of the VIE and VIE’s subsidiaries. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of Shenzhen OneConnect Technology and Zhang Tong Shun for the liabilities of the VIEs, and Shenzhen OneConnect Technology and Zhang Tong Shun do not have the obligation to assume the liabilities of these VIEs.
The Company determines that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the Contractual Arrangements.
On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it became effective on January 1, 2020. The Foreign Investment Law replaced the Law on Sino Foreign Equity Joint Ventures, the Law on Sino Foreign Cooperative Joint Ventures and the Law on Foreign Capital Enterprises and became the legal foundation for foreign investment in the PRC. The Implementation Regulations for the Foreign Investment Law was promulgated by the State Council on December 26, 2019, became effective on January 1, 2020, and replaced the corresponding implementation rules of the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1
General information and basis of presentation (Continued)

1.2
Organization and principal activities (Continued)

(c)
Risks in relation to the VIEs (Continued)

The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. If this happens, it is uncertain whether the Contractual Arrangements with the VIE and its shareholders would be recognized as foreign investment, or whether the Contractual Arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how the Contractual Arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that the Contractual Arrangements, the business of the VIEs and financial conditions of the Company will not be materially and adversely affected.
The Company’s ability to control VIEs also depends on rights provided to Shenzhen OneConnect Technology and Zhang Tong Shun, under the Shareholder Voting Proxy Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes Shareholder Voting Proxy Agreement is legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the Contractual Arrangements between the Shenzhen OneConnect Technology, and Zhang Tong Shun, the VIEs and their respective shareholders and subsidiaries were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:
•
revoke the Group’s business and operating licenses;

•
require the Group to discontinue or restrict its operations;

•
restrict the Group’s right to collect revenues;

•
block the Group’s websites;

•
require the Group to restructure the operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•
impose additional conditions or requirements with which the Group may not be able to comply; or

•
take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs (i.e. Shenzhen OneConnect, Shenzhen CA and their subsidiaries) of December 31, 2019 and 2020 and September 30, 2021, and for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021.
	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Total current assets	5,108,805	3,848,842	4,219,271
Total non-current assets	942,638	1,023,936	1,035,143
Total assets	6,051,443	4,872,778	5,254,414
Total current liabilities	6,844,076	6,724,365	7,128,778
Total non-current liabilities	318,775	168,556	165,110
Total liabilities	7,162,851	6,892,921	7,293,888

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

General information and basis of presentation (Continued)

1.2
Organization and principal activities (Continued)

(c)
Risks in relation to the VIEs (Continued)

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenue	2,137,890	3,042,997	2,074,555	2,555,450
Net loss	(1,284,223)	(989,704)	(719,775)	(530,426)
Net cash used in operating activities	(1,602,568)	(443,276)	(936,721)	(1,779,360)
Net cash generated from investing activities	552,837	1,660,300	380,703	787,404
Net cash generated from/(used in) financing activities	1,173,363	(887,374)	815,495	901,632
Net increase/(decrease) in cash and cash equivalents	123,632	329,650	259,477	(90,324)
Cash and cash equivalents, beginning of the year/period	111,245	234,877	234,877	564,527
Cash and cash equivalents, end of the year/period	234,877	564,527	494,354	474,203
The above financial statements amounts and balances have included intercompany transactions which have been eliminated on the Company’s consolidated financial statements.
As at December 31, 2019 and 2020, and September 30, 2021, the total assets of Group’s VIEs were mainly consisting of cash and cash equivalents, trade receivable, contract assets, prepayments and other receivables, financial assets at fair value through profit or loss, property and equipment, intangible assets and deferred tax assets. As at December 31, 2019 and 2020, and September 30, 2021, the total liabilities of the VIEs were mainly consisting of trade and other payable, payroll and welfare payables, contract liabilities and short-term borrowings.
1.3
Basis of presentation

The Historical Financial Information of the companies comprising the Group is presented using the carrying value of the Listing Business for all periods presented. Intercompany transactions, balances and unrealized gains/losses on transactions between group companies are eliminated on consolidation.
2
Summary of significant accounting policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.
2.1   Basis of preparation
In January 2018, the Company acquired control of the Listing Business which was carried out through a domestic company and its subsidiaries (the ‘PRC Operating Entities’) through a series of transactions (the ‘Recapitalization’). The Company and those companies newly set up during the Recapitalization have not been involved in any other business prior to the Recapitalization and their operations do not meet the definition of a business. The Recapitalization is merely a recapitalization of the Listing Business with no change in management of such business and the ultimate owners of the Listing Business remain the same. Accordingly, the Group resulting from the Recapitalization is regarded as a continuation of the Listing Business conducted under PRC Operating Entities. The consolidated financial statements of the Group have been prepared and presented using the carrying amounts of the income, expenses, assets and liabilities of the consolidated financial statements of PRC Operating Entities for all periods presented.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.1   Basis of preparation (Continued)
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income.
The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3 below.
The Group has consistently adopted IFRS 9, IFRS15 and IFRS16 in the years ended December 31, 2019 and 2020, and the nine months ended September 30, 2021.
Recent accounting pronouncements
(a)
New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2021:
•
Amendments to HKFRS 16 — Covid-19 — related Rent Concessions

•
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 — Interest Rate Benchmark Reform — Phase 2

The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.
(b)
New standards and amendments to standards and interpretations not yet adopted

Several new standards and amendments to standards and interpretations have been issued but not effective during the nine months ended September 30, 2021 and have not been early adopted by the Group in preparing these consolidated financial statements:
Effective for annual periods beginning on or after
Amendments to IFRS 3 – Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before intended use	January 1, 2022
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current	January 1, 2023
IFRS 17 – Insurance Contracts	January 1, 2023
Amendments to IAS 1 – Disclosure of accounting policies	January 1, 2023
Amendments to IAS 8 – Definition of accounting estimates	January 1, 2023
Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction	January 1, 2023
Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.1   Basis of preparation (Continued)
The above new standards, new interpretations and amended standards are not expected to have a material impact on the consolidated financial statements of the Group.
2.2   Principles of consolidation and equity accounting
2.2.1   Subsidiaries
Subsidiaries are all entities (including structured entities or VIEs as stated in Note 1.2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.
Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet, respectively.
For the parent company’s separate financial statements, investments in subsidiaries are accounted for using the equity method.
2.2.2   Investments accounted for using the equity method
(i)
Associate

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence could be demonstrated for an investment of less than 20%, for example, by representation on the board of directors or equivalent governing body of the investee. Investments in associates are accounted for using the equity method of accounting.
(ii)
Joint ventures

Investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Investments in joint ventures are accounted for using the equity method.
Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment accounted for using the equity method include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate or a joint venture, any difference between the cost of the investment accounted for using the equity method and the Group’s share of the net fair value of the investment’s identifiable assets and liabilities is accounted for as goodwill.
If the ownership interest in an associate or a joint venture is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.2   Principles of consolidation and equity accounting (Continued)
2.2.2   Investments accounted for using the equity method (Continued)
(ii)
Joint ventures (Continued)

The Group’s share of post-acquisition profit or loss is recognized in the consolidated statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in investment accounted for using the equity method equals or exceeds its interest in the investment, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the investment.
The Group determines at each reporting date whether there is any objective evidence that the investment accounted for using the equity method is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount adjacent to “share of loss of associate and joint venture” in the consolidated statement of comprehensive income.
Profits and losses resulting from upstream and downstream transactions between the Group and its investment accounted for using the equity method are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the investment. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
Gain or losses on dilution of equity interest in the investment accounted for using the equity method are recognized in the consolidated statement of comprehensive income.
2.3   Structured Entities
A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directed by means of contractual or related arrangements.
The Group determines whether it is an agent or a principal in relation to those structured entities in which the Group acts as an asset manager on management’s judgement. If an asset manager is agent, it acts primarily on behalf of others and so does not control the structured entity. It may be principal if it acts primarily for itself, and therefore controls the structured entity. The unconsolidated structured entities in which the Group acts as an asset manager is set out in Note 36.
2.4   Business combination
Except for business combinations under common control, the Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.4   Business combination (Continued)
The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.
Acquisition-related costs are expensed as incurred.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.
Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.
2.5   Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers (“CODM”), who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group.
2.6   Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the United States dollar (“US$”). RMB is the functional currency of the subsidiaries in PRC. As the major operations of the Group are within the PRC, the directors of the Company have chosen to present the Group’s financial statements in RMB (the presentation currency).
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.6   Foreign currency translation (Continued)
from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the consolidated statements of comprehensive income.
Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of comprehensive income on a net basis within other income, gains or loss — net.
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as fair value through other comprehensive income are recognized in other comprehensive income.
Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•
assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•
income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•
all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.
2.7   Property and equipment
Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attribute to the acquisition of the items.
Depreciation on property plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives or, in case of a leasehold improvements, the shorter lease term as follows:
Category	Expected useful life
Office and telecommunication equipment	3 – 5 years
Leasehold improvements	5 years
The assets’ residual values and useful lives are reviewed, and adjusted quarterly if appropriate, at the end of each reporting period.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.7   Property and equipment (Continued)
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other income, gains or loss — net’ in the consolidated statements of comprehensive income.
2.8   Intangible assets
The Group’s intangible assets include application and platform, purchased software, development cost in progress, goodwill, business license and others.
Intangible assets can be recognized only when future economic benefits expected to be obtained from the use of the item will flow into the Group and its cost can be measured reliably. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition.
Costs associated with maintaining application and platform are recognized as an expense as incurred. Development costs that are directly attributable to the development and testing of identifiable application and platform controlled by the Group are recognized as intangible assets when the following criteria are met:
•
it is technically feasible to complete the application and platform so that it will be available for use

•
management intends to complete the application and platform and use or sell it

•
there is an ability to use or sell

•
it can be demonstrated how the application and platform will generate probable future economic benefits

•
adequate technical, financial and other resources to complete the development and to use or sell the application and platform are available, and

•
the expenditure attributable to the application and platform during its development can be reliably measured.

Directly attributable costs that are capitalized include employee costs, technology service fee and an appropriate portion of relevant overheads.
Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.
The useful lives of intangible assets are assessed by the period of bringing economic benefits for the Group.
The useful lives of intangible assets excluding development cost in progress are set as follows:
Expected useful life
• Application and platform	3 – 10 years
• Purchased software	3 – 10 years
• Business license	3 – 5 years
Intangible assets with finite lives are subsequently amortized on the straight-line basis over the useful economic life. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed, and adjusted if appropriate, at least at each year end.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.8   Intangible assets (Continued)
Intangible assets with indefinite useful lives are not amortized, but are subject to annual impairment assessment.
2.9   Impairment of non-financial assets
The Group assesses at each reporting date whether there is an indication that a non-financial asset other than deferred tax assets may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset’s recoverable amount. A non-financial asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to disposal, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.
For non-financial assets other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statement of comprehensive income.
Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. The recoverable amount is the higher of its fair value less costs of disposal and its value-in-use, determined on an individual asset (or cash-generating unit) basis, unless the individual asset (or cash-generating unit) does not generate cash flows that are largely independent from those of other assets or groups of assets (or groups of cash-generating units). Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.
Intangible assets with indefinite useful lives and development costs in progress are tested for impairment annually at each year end either individually or at the cash-generating unit level, as appropriate.
2.10   Financial assets
Classification
The Group classifies its financial assets in the following measurement categories:
•
those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.10   Financial assets (Continued)
Classification (Continued)
•
those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.
For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held and the cash flow characteristics of the asset. For investments in equity instruments, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.
The Group reclassifies debt investments when and only when its business model for managing those assets changes.
Recognition and measurement
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the consolidated statement of comprehensive income.
(a)
Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:
•
Amortized cost:   Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other income, gains or loss together with foreign exchange gains and losses. Impairment losses are presented in the consolidated statements of comprehensive income.

•
Fair value through other comprehensive income (“FVOCI”):   Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other income, gains or loss. Interest income from these financial assets is included in other gain using the effective interest rate method.Foreign exchange gains and losses are presented in other income, gains or loss and impairment expenses are presented in the statement of profit or loss.

•
Fair value through profit or loss (“FVPL”):   Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in in profit or loss and presented net within other income, gains or loss in the period in which it arises.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.10   Financial assets (Continued)
Recognition and measurement (Continued)
(b)
Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss.
Changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.
(c)
Impairment

The group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.
Expected credit loss refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.
For trade receivables and contract assets, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. The impairment matrix is determined based on historical observed default rates over the expected life of the contract assets and trade receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. At every reporting date the historical observed default rates are updated and changes in the forward-looking estimates are analysed.
Impairment on other receivables are measured as either 12-month expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit losses.
Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.
2.11   Financial guarantee contracts
Financial guarantee payables
Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of
•
the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.11   Financial guarantee contracts (Continued)
Financial guarantee payables (Continued)
•
the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 Revenue from Contracts with Customers. Given that the Group is released from the underlying risk related to the guarantee throughout the term of the loan as the borrower repays the loan on monthly basis, guarantee income is recognized on a pro rata basis over the term of the loan.

The fair value of financial guarantees is determined based on the present value of the difference in cash flows between the contractual payments required to be paid by the borrower to the lender under the debt instrument and the payments that would be required paid by the borrower to the lender without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.
Financial guarantee fee receivables
Financial guarantee fee receivables are financial assets recognized relates to fees attributable to the guarantee that are collected from the borrower over the term of guarantee period, which is the term of loan. They are initially measured at the fair value of the corresponding financial guarantee liabilities at inception of the underlying loans, and subsequently measured at amortized cost using the effective interest method to unwind the financing impact, resulting in interest being recognized in the statement of comprehensive income/(loss).
At each reporting date, the Group estimates the impairment loss on these receivables according to the expected credit losses methodology (Note 2.10 (c)).
2.12   Derivative financial instruments
The Group’s derivative financial instruments are initially recognized at fair value on the date of which the related derivative contracts are entered into and are subsequently measured at fair value. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. The gains or losses arisen from fair value changes of derivatives are recognized in profit or loss. No derivative financial instruments are designated as hedging instrument.
2.13   Trade receivables
Trade receivables are amounts due from customers for products sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.
Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note 18 for further information about the Group’s accounting for trade receivables and Note 4 for a description of the group’s impairment policies.
2.14   Cash and cash equivalents
For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.15   Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
2.16   Borrowings
Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
2.17   Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.
2.18   Customer deposits
Customer deposits are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. Customer deposits are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
2.19   Leases
The group leases various properties. Rental contracts are typically made for fixed periods of 1 to 5 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•
fixed payments (including in-substance fixed payments), less any lease incentives receivable

•
variable lease payment that are based on an index or a rate

•
amounts expected to be payable by the lessee under residual value guarantees

•
the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.19   Leases (Continued)
•
payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate.
Right-of-use assets are measured at cost comprising the following:
•
the amount of the initial measurement of lease liability

•
any lease payments made at or before the commencement date less any lease incentives received

•
any initial direct costs, and

•
restoration costs.

Right-of-use assets related to lease of properties are recorded under property and equipment (Note 12). Lease liabilities are recorded under trade and other payables (Note 27).
Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.
2.20   Employee benefits
(a)
Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues contributions on a monthly basis to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance, but the amounts involved are insignificant.
(b)
Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each period.
(c)
Medical benefits

The Group makes monthly contributions for medical benefits to the local authorities in accordance with relevant local regulations for the employees. The Group’s liability in respect of employee medical benefits is limited to the contributions payable in each period.
2.21   Share-based payments
An equity-settled share-based compensation plan was granted to the employees and non-employees, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Group. The fair value of the services received in exchange for the grant of the options is recognized as an expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.21   Share-based payments (Continued)
•
including any market performance;

•
excluding the impact of any service and non-market performance vesting conditions;

•
including the impact of any non-vesting conditions

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity.
If the terms of an equity-settled award are modified, at a minimum an expense is recognized as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.
If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.
2.22   Revenue recognition
Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:
•
provides all of the benefits received and consumed simultaneously by the customer;

•
creates and enhances an asset that the customer controls as the Group performs; or

•
does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.
The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation:
•
direct measurements of the value transferred by the Group to the customer; or

•
the Group’s efforts or inputs to the satisfaction of the performance obligation.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.22   Revenue recognition (Continued)
A contract asset is the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. If the value ascribed to the services rendered by the Group exceed the payment, a contract asset is recognized. Judgement is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.
A receivable is recorded when the Group has an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.
If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. A contract liability is recognized as revenue upon transfer of control to the customers of the promised license, products and services.
Some of the Group’s contracts with customers contain multiple performance obligations. For these contracts, the Group account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Although each of the performance obligations sometimes has a separate contractual price agreed in the contract, the management compares the contractual price with observable standalone market price, if any, or cost plus a margin price to assess the reasonableness of the pricing. If the contractual price for each performance obligation is assessed to be on market price basis, the Group use the contractual price to measure and recognize revenue for each performance obligation. If the contractual price for each performance obligation is assessed to be not on market price basis, the Group reallocates the total contract price to the identified performance obligations based on its best estimated standalone selling price of each performance obligation.
Only the contracts for business origination services (Note 2.22(b)) contain significant financing components. As a practical expedient, the Group does not account for financing components if the period between when the Group transfers the promised goods or services to the customer and when the customer pays for those goods or services is one year or less.
Incremental costs of obtaining customer contract primarily consist of sales commissions and are capitalized as an asset. The Group amortizes assets recognized from capitalizing costs to obtain a contract on a systematic basis to profit or loss, consistent with the pattern of revenue recognition to which the asset relates. As a practical expedient, the Group recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.
The following is a description of the accounting policy for the principal revenue streams of the Group.
(a) Implementation and post-implementation support service
Implementation services represent customer-specific software development or customization services provided to customers for the use of the Group’s software in cloud offerings or on-premise IT environment. The implementation contract is either on a time and material basis or fixed-fee basis. The Group invoices fees for implementation services monthly based on actual time and material incurred to date or according to pre-agreed payment schedules. After development, the license to use the software is granted to the customer with an indefinite life. The customer cannot benefit from the implementation service on its own without the license. The perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated and within the context of the contract, the promise of the Group is to transfer the implementation service together with the perpetual license as one output to its customers. Both the implementation service and the perpetual license to use the software are not distinct and thus should be combined together as one performance obligation. And there is no sales/usage-based royalty for the licence to use the software in the arrangement.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.22   Revenue recognition (Continued)
(a) Implementation and post-implementation support service (Continued)
Post-implementation support services mainly represent post implementation maintenance services and post implementation cloud services such as computing services, storage, server and bandwidth. The cloud-based infrastructure is hosted by another company engaged by the Group where the Group is the principal in provision of cloud services because the Group control the cloud services in advance before transferring those services to the customer. The Group is the primary obligor who is responsible for making sure the cloud services can fulfil customer’s needs and requirements and the Group has full discretion in establishing the price for post implementation cloud services. Periodic fixed fees for post-implementation support services are typically invoiced yearly or quarterly in advance.
The Group’s customer contracts often include both implementation services and post-implementation support services. Judgement is required in determining whether implementation services and post-implementation support services are separate performance obligations. Customers can benefit from implementation service and post-implementation support service on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated or interrelated with each other, and do not significantly affect each other. The Group has concluded that implementation services and post-implementation support services qualify as separate performance obligations and the portion of the contractual fee allocated to them is recognized separately.
Implementation contracts are for software developed for specific needs of individual customers and therefore it does not have any alternative use for the Group. Moreover, implementation contracts provide the Group with an enforceable right to payment for performance completed to date. Accordingly, revenue for implementation contracts is recognized over the contract terms by reference to the progress of work performed, which is measured based on costs incurred toward satisfying the performance obligation, relative to total costs expected to be incurred to the complete satisfaction of the performance obligation.
For post development maintenance services, the performance obligation is to stand ready to provide technical support and unspecified updates and upgrades on a when-and-if-available basis. The customers simultaneously receive and consume the benefits of these support services as the Group perform and revenue is recognized based on time elapsed and thus ratably over the term of the support arrangement.
Post implementation cloud services provided on a subscription basis, where the performance obligation is the grant of the right to continuously use the cloud services for a certain term, are recognized based on time elapsed and thus ratably over the contract terms.
(b) Transaction based service
The Group derives its transaction-based service revenue primarily from business origination services, risk management service, operation support service and other services.
Business origination service
The Group provides business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies etc.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.22   Revenue recognition (Continued)
(b) Transaction based service (Continued)
Business origination service (Continued)
In order to satisfy its performance obligation (that is generating customer leads for financial institutions), the Group designs marketing plans, sources leads and analyses the leads. The Group generates customer leads for financial institutions through its own platform or from channel partners. The leads, which are sourced from the Group’s own platform or from the channel partners, are grouped together and are screened and analysed by the Group to ensure that they meet customers’ criteria. When the leads are sourced from the channel partners, the Group determined that it is the principal in providing the business origination services to the financial institutions because the Group controls the leads sourced from channel partners, screens and analyses the leads before delivering those leads to customers. For business origination services, the Group is primarily responsible for fulfilling the promise to generate customer leads to financial institutions and has full discretion in establishing the price for the business origination services provided to financial institutions, as well as the selection of and determination of prices paid to the channel partners. Accordingly, the Group records revenue based on the gross amount payable by the financial institutions and records the amount payable to the channel partners as cost of revenue. The revenue for business origination services is recognized when a referral is successfully accepted by financial institutions.
The Group provides lending solutions to financial institutions which could involve multiple performance obligations including business origination, post-lending management service and a financial guarantee. Contracts with a financial guarantee obligation are referred to as “guarantee model” and contracts without a financial guarantee obligation are referred to as “non-guarantee model”. Under the guarantee model, the Group considers both borrower and lender its customers where the Group receives consideration from borrowers. Under the non-guarantee model, the Group considers borrowers, lenders and insurance companies its customers where the Group receive consideration from insurance companies. The Group has no new contracts entered into under “guarantee model” before the end of January 2018 and has no new contracts entered into with variable fees under “non-guarantee model” before the end of September 2019 (collectively referred to as the “Ceased Lending Solution Contracts”).
The Group determined that it is not the legal lender and legal borrower (or receiver of deposits from investors) in the loan origination and repayment process. Therefore, the Group does not record loans receivable and payable arising from the loans between lenders and borrowers. The Group acts as an agent to facilitate such loans.
The Group generally collects on a monthly basis over the loan period the entire consideration relating to business origination, post-lending management services and the financial guarantee, if any, as one combined fee. Loan contracts facilitated by the Group typically have a term of 36 months. Thus, the contract contains a significant financing component as the services for the borrower referral are provided up front but paid for over time. The total consideration is also variable. Under the guarantee model, the fee rate is fixed and the variability is mainly related to the early prepayment risk of borrowers in that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under the non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of the underlying loans, therefore the variability is mainly related to actual default rates of the portfolios of loans, along with the same prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. The Group considers estimated prepayment risk and estimated default risk in determining its transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default. Further, given the service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit worthiness. In determining the appropriate discount rate, the Group considers credit characteristics of the customer unless already dealt with when arriving at the transaction price as well as the rate that would be used in a separate financing transaction between the Group and the customers for the probable payments involved.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.22   Revenue recognition (Continued)
(b) Transaction based service (Continued)
Business origination service (Continued)
The total transaction price is allocated to the business origination and post-lending management services. Under the guarantee model, the Group first allocates the total transaction price to the financial guarantee liability (refer to Note 2.11), then the remaining consideration is allocated to the business origination services and post-lending management services on the basis of the relative standalone selling prices, determined by using the cost plus margin approach.
The Group considers the business origination services and post-lending management services as distinct performance obligations because borrowers, lenders and other financial institutions can benefit from the loan facilitation services and post-lending management services on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated or interrelated with each other, and do not significantly affect each other. Although the Group does not sell these services separately, the Group determined that both deliverables have standalone value. The Group uses the expected-cost-plus-a-margin approach to determine its best estimate of the standalone selling prices of different performance obligations as the basis for allocation. In estimating its standalone selling price for the business origination services and post-lending management services, the Company considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Company’s services, and other market factors. The total service fee allocated to business origination is recognized as revenue upon execution of loan agreements between lenders and borrowers. The service fees allocated to the post-lending management services are deferred and recognized over the period of the loan on a straight-line method, which approximates the pattern of when the underlying services are performed. When the cash received is different from the revenue recognized, a “contract asset” or “contract liability” shall be recognized in the consolidated statement of financial position.
Operation support services
Operation support services mainly represent messaging services, calling services and insurance loss assessment services, asset monitoring services and consulting services provided to financial institutions. Revenue from the aforementioned post-lending management services (details described in section (b) above) is also included in the revenue of operation support services.
For contracts which the Group charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis, the revenue from these services is recognized when the customers receive and consume the benefits of these services each time the Group performs, based on the amount charged for such services.
For contracts which the Group charges its customers based on the term of services and invoices the fee on periodical basis, and the performance obligation is to stand ready to provide operation support, such as post-lending management services, the customers simultaneously receive and consume the benefits of these support services as the Group performs and revenue is recognized based on time elapsed and thus ratably over the term of the support arrangement.
When the cash received is different from the revenue recognized, a “contract asset” or “contract liability” shall be recognized in the consolidated statement of financial position.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.22   Revenue recognition (Continued)
(b) Transaction based service (Continued)
Risk management services
Risk management services mainly represent credit risk assessment, identity verification service, risk management services used in insurance loss assessment and anti-fraud services provided to financial institutions.
For risk management services contracts, the Group normally charges its customers based on usage of the services at fixed charge rates and invoices the fees on periodical basis. The revenue from these services is recognized when the customers receive and consume the benefits of these services each time the Group performs, based on the amount charged for such services.
Cloud platform services
Cloud platform services mainly represent providing financial institutions with value-added services including computing, storage, database and backup services on a variety of cloud infrastructures.
For cloud platform contracts, the Group normally charges its customers based on usage of the services at fixed charge rates and invoices the fees on periodical basis. The revenue from these services is recognized when the customers receive and consume the benefits of these services, based on the amount charged for such services.
Others
Other revenue mainly represents sales of products and asset management services.
For sales of products, the Group recognizes revenue net of discounts and return allowances upon the time when the products are delivered to customers.
For asset management services, the service revenues are recognized ratably over the term of the service contracts.
Interest and commission income
For revenue from banking operations, interest income from financial assets measured at amortized cost from banking operations is recognized using the effective interest rate method (Note 2.22). Fees and commissions are recognized on an accrual basis when the service has been provided or significant act performed.
2.23   Interest income
Interest income on financial assets measured at amortized cost from banking operations calculated using the effective interest method is included in the revenue (Note 5) below.
Interest income from financial assets at FVPL is included in the net gains/(losses) on financial assets at fair value through profit or loss, see other income (Note 8) below.
Interest income from financial assets that are held for cash management purposes is included in finance income, see finance income (Note 9) below.
Interest income on financial assets at amortized cost for non-banking services and financial assets at FVOCI and any other interest income calculated using the effective interest method is included in the other income (Note 8) below.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2
Summary of significant accounting policies (Continued)

2.23   Interest income (Continued)
Interest income is recognized using the effective interest method. When a financial asset is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.
Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).
2.24   Dividend income
Dividend income is recognized when the right to receive payment is established.
2.25   Government grants
Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.
2.26   Tax
Income tax comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income, or in other comprehensive income or in equity if it relates to items that are recognized in the same or a different period directly in other comprehensive income or in equity.
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.
Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax liabilities are recognized for all taxable temporary differences, except:
•
when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized, except:
•
when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary of significant accounting policies (Continued)

2.26   Tax (Continued)
•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.
Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
3
Critical accounting estimates and judgments

The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities in these financial statements. Estimates and judgments are continually assessed based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
In the process of applying the Group’s accounting policies, management has made the following judgments and accounting estimation, which have the most significant effect on the amounts recognized in the financial statements.
(a)
Capitalization of development costs

Costs incurred in upgrading existing application and platform (primarily relating to upgrade of the existing features or additions of new features/modules) and developing new application and platform are capitalized as intangible assets when recognition criteria as detailed in Note 2.8 are fulfilled. Management has applied judgement in determining recognition criteria required for capitalization of such costs have been met, including whether it is technical feasible to complete the application and platform, and whether the application and platform under development will generate probable future economic benefits based on the historical experience of the existing products and the prospects of the markets. Any severe change in market performance or technology advancement will have an impact on the development costs capitalized.
(b)
Impairment of financial assets measured at amortized costs

The Group applies expected credit losses model in measuring impairment of trade receivables, contract assets. The expected loss rates are based on the Group’s past loss experiences, existing market conditions as well as forward looking estimates at the end of each reporting periods.
Details of the methodology and key inputs used are disclosed in Note 4.1(b)(ii).
(c)
Income taxes

The Group is subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for income taxes.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3
Critical accounting estimates and judgments (Continued)

(c)
Income taxes (Continued)

The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the deductible temporary difference can be utilised. To determine the future taxable profits, reference is made to the latest available profit forecasts. Where the temporary difference is related to losses, relevant tax law is considered to on a jurisdictional basis determine the availability of the losses to offset against the future taxable profits.
Significant items on which the Group has exercised accounting judgment include recognition of deferred tax assets in respect of tax losses. Recognition of the deferred tax assets involves judgment regarding the future financial performance of the Group.
The deferred tax assets recognised for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2021 were mainly come from the major operating companies in Mainland China, which are eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise” , being entitled to a preferential income tax rate of 15% and the number of years that deductible tax losses can be utilised is extended to 10-year.
The carrying amount and reliability of deferred tax assets were reviewed periodically at the end of each reporting period by comparing forecasted taxable profits in prior period to actual results in the current period and comparing revenue growth rate and profit margin in the current year forecast to historical results and industry trends.
Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.
(d)
Recognition of share-based compensation expenses

As mentioned in Note 26, equity-settled share-based compensation schemes were established for the employees. The directors have used the Binomial option-pricing model to determine the grant date fair value of the options or restricted shares granted to employees, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the underlying equity value, risk-free interest rate, expected volatility and dividend yield, is required to be made by the directors in applying the Binomial option-pricing model. In addition, The Group is required to estimate the percentage of grantees that will remain in employment with the Group and if the non-market performance conditions for vesting will be met at the end of the vesting period. The Group only recognizes an expense for those share options or restricted shares expected to vest over the vesting period.
(e)
Estimation of the useful life of application and platform included in intangible assets

As at September 30, 2021, the carrying amount of application and platform was RMB277,174,000 (2020: RMB382,635,000). The Group estimates the useful life of the application and platform to be at least 3 years based on the expected technical obsolescence of such assets. However, the actual useful life may be shorter or longer than 3 years, depending on technical innovations and competitor actions. If it were only 2 years, the carrying amount would be RMB157,261,000 as at September 30, 2021. If the useful life were estimated to be 5 years, the carrying amount would be RMB463,502,000.
(f)
Impairment of intangible assets including goodwill

The Group is required to test goodwill and intangible assets not ready for use on an annual basis. Other intangible assets are tested whenever events or changes in circumstances indicate that the carrying amount of those assets exceeds its recoverable amount. Intangible assets are tested for impairment based on the

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3
Critical accounting estimates and judgments (Continued)

(f)
Impairment of intangible assets including goodwill (Continued)

recoverable amount of the CGU to which these assets are related. The recoverable amount is determined based on the higher of fair value less costs to sell and value in use.
Determination of the value in use is an area involving management judgment in order to assess whether the carrying value of intangible assets can be supported by the net present value of future cash flows. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain areas including management’s expectations of (i) future unlevered free cash flows; (ii) long-term growth rates; and (iii) the selection of discount rates to reflect the risks involved.
Details of the methodology and key inputs used are disclosed in Note 13.
(g)
Consolidation of VIEs

As disclosed in Note 1.2, the Group exercises control over the VIEs and has the right to recognize and receive substantially all the economic benefits through the Contractual Arrangements. The Group considers that it controls the VIEs notwithstanding the fact that it does not hold direct equity interests in the VIEs, as it has power over the financial and operating policies of the VIEs and receive substantially all the economic benefits from the business activities of the VIEs through the Contractual Arrangements. Accordingly, all these VIEs are accounted for as controlled structured entities and their financial statements have also been consolidated by the Company.
(h)
Multiple performance obligations

The Group considers implementation and post-implementation support services as distinct performance obligations (Note 2.22 (a)), and the business origination and post-lending management services as distinct performance obligations (Note 2.22 (b)). However, the Group does not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, the Group uses the expected-cost-plus-a-margin approach to determine its best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, the Group considers the costs related to such services, profit margin, customer demand, effect of competition, and other market factors, if applicable. During the year ended December 31, 2o2o and the nine months ended September 30, 2021, the estimation of multiple performance obligations does not have significant effect on the financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.
(i)
Estimation of variable consideration

The total consideration for business origination service and post-lending management service provided by the Group to financial institutions is variable. Under guarantee model, the fee rate is fixed and the variability is mainly related to the prepayment risk of borrowers that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of portfolios of the underlying loans, therefore the variability is mainly related to actual default rates of portfolios of the loans, as well as the prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. The Group considers estimated prepayment risk and estimated default risk in determining its transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default. Further, given the service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Critical accounting estimates and judgments (Continued)

(i)
Estimation of variable consideration (Continued)

worthiness. During the year ended December 31, 2019 and 2020, and nine months ended September 30, 2021, the estimation of variable consideration does not have significant effect on the financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.
(j)
Measurement of financial guarantee liability

The financial guarantee liability is initially recognized at fair value. The fair value is determined by the Group using a discounted cash flow method, and takes into account the timing and amount of expected payouts under the guarantee based on historical loss data, and other observable data such as the amount that are charged by other market participants to issue similar guarantees in a standalone arm’s length transaction. The discount rates adopted take into account time value of the money as well as an adjustment for the Group’s credit worthiness.
Subsequent to initial recognition, the guarantee liabilities are measured at the higher of the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 Revenue from Contracts with Customers. The measurement of the expected credit loss of the underlying guaranteed loans takes into account the historical loss record of the Group and those of other comparable companies in the market/industry, current and forward looking economics conditions. During the year ended December 31, 2019 and 2020, and nine months ended September 30, 2021, the measurement of financial guarantee liability does not have significant effect on the financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.
(k)
Allocation of amortization of intangible assets between cost of revenue and research and development expenses

Intangible assets of the Company are mainly used in provision of services to customers and therefore amortization of the Company is recognized as cost of revenue, except that platform and application with an original cost of RMB690,910,000 contributed by Ping An Group has been used in the provision of services to customers and concurrently been used as the foundation to research and develop new or upgraded products and services. With the assistance of a third-party valuation firm, the original cost of RMB690,910,000 of platform and application contributed by Ping An Group is split into two components. The first component of RMB591,650,000 is arrived at based on a discounted cash flow valuation assuming that the Company had obtained the license to use the platform but had not obtained intellectual property rights of the platform and thus no revenue would be generated from new products in the future. The other component of RMB99,260,000 is considered as the value related to the potential of intellectual property rights (such as software codes) which are to be used in research and development activities. The amortization of platform and application with an original cost of RMB690,910,000 contributed by Ping An Group is then allocated to cost of revenue and research and development expenses based on the ratio of the above two components. Significant judgement, in particular the disaggregation of cash flow between the two components, have been made by the Company in arriving at the valuation of two components based on which the related amortization is allocated to cost of revenue and research and development expenses. During the year ended December 31, 2019 and 2020, and nine months ended September 30, 2021, the allocation of amortization does not have significant effect on the financial statements as the application and platform contributed by Ping An Group was fully amortized on July, 2019.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4
Management of financial risk

The Group’s activities expose it to a variety of financial risks: market risk (comprising currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.
The outbreak of Coronavirus Disease 2019 (“COVID-19”) has hit China and many other countries. The Group’s operations have been negatively affected by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the effective and timely constraint of COVID-19. Though most travel restrictions have eased in China, international travel restriction and temporary lock-down in certain countries remained in the second quarter of 2020. The outbreak of COVID-19 and the resulting widespread health crisis have also adversely affected the economies and financial markets, which could result in an economic downturn. As a result, customer usage of the Group’s solutions and the revenue growth have been and will continue to be adversely affected.
The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others.
The Group has been proactively working with existing and new customers to provide them operation support services and assist them in their shift to cloud-based solutions amid the pandemic-related interruptions. The outlook for the pandemic remains fluid, and the full and long-term implications from COVID-19 on the Group’s business and results of operations are uncertain. The Group will continue to closely monitor the situation and adjust our business to meet the evolving customer demand.
4.1
Financial risk factors

(a)
Market risk

Currency risk
Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Group conducts business may affect its financial position and results of operations. The foreign currency risk assumed by the Group mainly comes from movements in the USD/RMB exchange rates.
The Company and overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. The Group has entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under the Group’s policy, the critical terms of the swaps must substantially align with the hedge items.
The subsidiaries of the Group are mainly operated in mainland China with most of the transactions settled in RMB. The Group considers that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.
The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the post-tax impact on profit and equity.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4
Management of financial risk (Continued)

4.1
Financial risk factors (Continued)

(a)
Market risk (Continued)

Currency risk (Continued)
	As at December 31		As at September 30	As at December 31		As at September 30
	2019	2020	2021	2019	2020	2021
	Impact on post tax profit			Impact on other components of equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(unaudited)			(unaudited)
USD+5%	21,776	52,506	(2,909)	326,722	618,581	297,833
USD -5%	(21,776)	(52,506)	2,909	(326,722)	(618,581)	(297,833)
Interest rate risk
Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk.
The Group is exposed to interest rate risk primarily in relation to term deposits and short-term borrowings, all of which mature in one year. The Group generally assumes borrowings to fund working capital requirements. The risk is managed by the Group by matching the terms of interest rates of term deposits and short-term borrowings.
(b)
Credit risk

(i)
Credit risk management

In 2021, the COVID-19 still had certain impacts on businesses in some provinces/cities and industries as well as the whole economy. As a result, the quality of the Group’s credit assets and investment assets was affected to some extent. The Group proactively responded to the challenging environment, continuously enhanced prudential management, and promoted technological empowerment.
The Group’s credit risk is mainly associated with cash and cash equivalents, restricted cash, trade receivables, contract assets, other receivables, financial assets measured at amortized cost from banking operations and financial guarantee contracts. The carrying amounts of each class of the above financial assets represent the Group’s maximum exposure to credit risk in relation to financial assets except for the financial guarantee as disclosed in Note 4.1 (b) (ii).
To manage this risk arising from cash and cash equivalents and restricted cash, the Group mainly transacts with state-owned or reputable financial institutions in the PRC and reputable international financial institution outside the PRC. The Group considers that there is no significant credit risk and the Group will not suffer any material losses due to the default of these financial institutions.
The Group’s trade receivables and contract assets mainly come from customers. The Group mitigates the credit risk by assessing the credit quality, setting a shorter credit period or arranging the instalment payment and prepayment method. The impairment loss allowance for trade receivables and contract assets are disclosed in Note 18 and Note 5.
For other receivables (except for financial guarantee fee receivables), management make periodic collective assessments as well as individual assessment on the recoverability based on historical settlement records and forward looking information.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4
Management of financial risk (Continued)

4.1
Financial risk factors (Continued)

(b)
Credit risk (Continued)

(i)
Credit risk management (Continued)

For financial assets measured at amortized cost from banking operations, management developed independent and regular procedures to review the approvals of credit applications, structure levels of credit risk by setting limits on the exposure of risk, and review the ability of borrowers to meet repayment obligations, with monitoring on a revolving basis and periodic review. The credit programmes are managed on portfolio basis, and the limits on the level of credit risk by sectors are approved annually by the management. The exposure to credit risk is mitigated by obtaining relevant financial guarantee. For debt securities and interbank exposure under treasury portfolio, external ratings are used, which are continuously monitored and updated.
For financial guarantee contracts and relevant financial guarantee fee receivables as disclosed in Note 2.11, the Group has ceased providing financial guarantee before the end of January 2018. Management reviews the financial guarantee contracts and financial guarantee fee receivables collectively at each reporting date to ensure that adequate allowance for impairment losses and relevant liabilities are made.
(ii)
ECL measurement

For financial assets whose impairment losses are measured using expected credit loss (“ECL”) model, the Group assesses whether their credit risk has increased significantly since their initial recognition, and applies a three-stage impairment model to calculate their impairment allowance and recognize their ECL, as follows:
— Stage 1:   If the credit risk has not increased significantly since its initial recognition, the financial asset is included in stage 1.
— Stage 2:   If the credit risk has increased significantly since its initial recognition but is not yet deemed to be credit-impaired, the financial instrument is included in stage 2. The description of how the Group determines when a significant increase in credit risk has occurred is disclosed in the following section of “judgement of significant increase in credit risk”.
— Stage 3:   If the financial instruments are credit-impaired, the financial instrument is included in stage 3. The definition of credit-impaired financial assets is disclosed in the following section of “the definition of credit-impaired assets”.
The Group considers the credit risk characteristics of different financial instruments when determining if there is significant increase in credit risk. For financial instruments with or without significant increase in credit risk, 12-month or lifetime expected credit losses are provided respectively. The expected credit loss is the result of discounting the product of Exposure at Default, Probabilities of Default and Loss given Default.
According to whether the credit risk has increased significantly or whether the assets have been impaired, the Group measures the impairment loss allowance with the expected credit losses of 12-month or the lifetime due to the credit risk characteristics of different assets.
The Group applies the IFRS 9 simplified approach in measuring expected credit losses which uses a lifetime expected impairment loss allowance for all trade receivables and contract assets excluding those generated from Ceased Lending Solution Contracts.
Judgement of significant increase in credit risk (“SICR”)
Under IFRS 9, when considering the impairment stages for financial assets, the Group evaluates the credit risk at initial recognition and also whether there is any significant increase in credit risk for each reporting period.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4
Management of financial risk (Continued)

4.1
Financial risk factors (Continued)

(b)
Credit risk (Continued)

(ii)
ECL measurement (Continued)

Judgement of significant increase in credit risk (“SICR”) (Continued)
The Group set quantitative and qualitative criteria to judge whether there has been a SICR after initial recognition. The judgement criteria mainly includes the Probabilities of Default changes of the debtors, changes of credit risk categories and other indicators of SICR, etc. In the judgement of whether there has been a SICR after initial recognition, the Group has not rebutted the 30 days past due as presumption of SICR.
The definition of credit-impaired assets
Under IFRS 9, in order to determine whether credit impairment occurs, the defined standards adopted by the Group are consistent with the internal credit risk management objectives for relevant financial assets while considering quantitative and qualitative indicators. When the Group assesses whether the debtor has credit impairment, the following factors are mainly considered:
•
The debtor has overdue more than 90 days after the contract payment date

•
The debtor has significant financial difficulties

•
The debtor is likely to go bankrupt or other financial restructuring

•
The lender gives the debtor concessions for economic or contractual reasons due to the debtor’s financial difficulties, where such concessions are normally reluctant to be made by the lender

The credit impairment of financial assets may be caused by the joint effects of multiple events and may not be caused by separately identifiable event.
Forward-looking information
The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the debtors to settle the receivables. The Group has identified the Gross Domestic Product (“GDP”) to be the most relevant factor for the recivables from operations in Mainland China, and has also taken into account of the HK real GDP, the HK Property Price Index (“PPI”), the HK Unemployment Rate (“UR”) in banking operations in Hong Kong, and accordingly adjusts the historical loss rates based on expected changes in these factors. In generating the forward-looking scenarios, the operationalization of the ECL models, using also the latest economic statistics, would take into account the recent influences of the coronavirus pandemic situation.
Credit risk exposure
Without considering the impact of collateral and other credit enhancement, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the consolidated financial statements.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4
Management of financial risk (Continued)

4.1
Financial risk factors (Continued)

(b)
Credit risk (Continued)

(ii)
ECL measurement (Continued)

Credit risk exposure (Continued)
(1)
Trade receivables and contract assets

	As at December 31, 2019
	Trade receivables	Contract assets	Total
	RMB’000	RMB’000	RMB’000
Gross carrying amount
Applying simplified approach(*1)	738,004	173,292	911,296
Applying three-stage approach(*2)	—	98,863	98,863
	738,004	272,155	1,010,159
Loss allowance
Applying simplified approach(*1)	27,881	18,063	45,944
Applying three-stage approach(*2)	—	1,818	1,818
	27,881	19,881	47,762
	As at December 31, 2020
	Trade receivables	Contract assets	Total
	RMB’000	RMB’000	RMB’000
Gross carrying amount
Applying simplified approach(*1)	881,147	317,113	1,198,260
Applying three-stage approach(*2)	—	12,300	12,300
	881,147	329,413	1,210,560
Loss allowance
Applying simplified approach(*1)	42,457	54,786	97,243
Applying three-stage approach(*2)	—	9	9
	42,457	54,795	97,252
	As at September 30, 2021
	Trade receivables	Contract assets	Total
	RMB’000	RMB’000	RMB’000
(Unaudited)
Gross carrying amount
Applying simplified approach(*1)	1,430,481	406,486	1,836,967
Loss allowance
Applying simplified approach(*1)	53,088	92,930	146,018

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4
Management of financial risk (Continued)

4.1
Financial risk factors (Continued)

(b)
Credit risk (Continued)

(ii)
ECL measurement (Continued)

Credit risk exposure (Continued)
(1)
Trade receivables and contract assets (Continued)

(*1)
To measure the expected credit losses, all trade receivables and contract assets except for amount related to Ceased Lending Solution Contracts applying simplified approach have been grouped based on shared credit risk characteristics and the aging analysis. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The impairment loss allowance of trade receivables and contract assets applying simplified approach was determined as follows:

	As at December 31, 2019
	Related parties	Up to 1 year	1 to 2 years	2 to 3 years	Above 3 years	Total
Expected loss rate	—	4.93%	13.80%	26.37%	96.75%	5.04%
Gross carrying amount of trade receivables and contract assets applying simplified approach	295,944	555,018	43,859	4,809	11,666	911,296
Loss allowance of trade receivables and contract assets applying simplified approach*	—	27,335	6,054	1,268	11,287	45,944
	As at December 31, 2020
	Related parties	Up to 1 year	1 to 2 years	2 to 3 years	Above 3 years	Total
Expected loss rate	—	6.36%	32.93%	78.49%	98.70%	8.12%
Gross carrying amount of trade receivables and contract assets applying simplified approach	516,765	554,889	88,524	23,655	14,427	1,198,260
Loss allowance of trade receivables and contract assets applying simplified approach	—	35,286	29,151	18,566	14,240	97,243
	As at September 30, 2021
	Related parties	Up to 1 year	1 to 2 years	2 to 3 years	Above 3 years	Total
(Unaudited)
Expected loss rate	0.84%	4.45%	44.54%	89.91%	94.30%	7.95%
Gross carrying amount of trade receivables and contract assets applying simplified approach	913,195	749,319	116,458	36,866	21,129	1,836,967
Loss allowance of trade receivables and contract assets applying simplified approach	7,705	33,378	51,866	33,145	19,924	146,018

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4
Management of financial risk (Continued)

4.1
Financial risk factors (Continued)

(b)
Credit risk (Continued)

(ii)
ECL measurement (Continued)

Credit risk exposure (Continued)
(1)
Trade receivables and contract assets (Continued)

Movements in the impairment loss allowance of trade receivables and contract assets applying simplified approach are as follows:
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Beginning of the year/period	(13,128)	(45,944)	(45,944)	(97,243)
Additions of impairment loss	(34,243)	(128,437)	(67,552)	(71,362)
Reversal of impairment loss	531	9,494	9,369	8,706
Write-off	896	67,644	4,613	13,881
End of the year/period	(45,944)	(97,243)	(99,514)	(146,018)

(*2)
The impairment loss allowance of contract assets applying three-stage approach was determined as follows:

	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Gross carrying amount
Stage 1	98,364	12,290	—
Stage 2	499	10	—
	98,863	12,300	—

Loss allowance
Stage 1	1,421	1	—
Stage 2	397	8	—
	1,818	9	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4
Management of financial risk (Continued)

4.1
Financial risk factors (Continued)

(b)
Credit risk (Continued)

(ii)
ECL measurement (Continued)

Credit risk exposure (Continued)
(1)
Trade receivables and contract assets (Continued)

Movements in the impairment loss allowance of contract assets applying three-stage approach are as follows:
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Beginning of the year/period	(1,960)	(1,818)	(1,818)	(9)
Additions of impairment loss	(6,590)	(12,296)	(12,436)	—
Write-off	6,732	14,105	1,805	9
End of the year/period	(1,818)	(9)	(12,449)	—

(2)
Other receivables

Credit risk exposure of other receivables was mainly from financial guarantee fee receivables. Credit risk exposure of financial guarantee fee receivables has significantly decreased due to Ceased Lending Solution Contracts. The following table presents the credit risk exposure of the financial guarantee fee receivables as at December 31, 2019 and 2020, and September 30, 2021.
	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Financial guarantee fee receivables
Gross carrying amount
Stage 1	51,073	91	—
Stage 2	4,223	83	—
	55,296	174	—
Loss allowance
Stage 1	3,976	7	—
Stage 2	3,359	67	—
	7,335	74	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4
Management of financial risk (Continued)

4.1
Financial risk factors (Continued)

(b)
Credit risk (Continued)

(ii)
ECL measurement (Continued)

Credit risk exposure (Continued)
(3)
Financial assets measured at amortized cost from banking operations

The following table presents the credit risk exposure of the financial assets measured at amortized cost from banking operations.
	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Gross carrying amount
Stage 1	—	602,299	1,000,598
Loss allowance
Stage 1	—	(711)	(1,331)

(4)
Financial guarantee contracts

The following table contains an analysis of the maximum credit risk exposure from financial guarantee contracts.
	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Maximum guarantee exposures
Stage 1	427,346	5,275	—
Stage 2	39,895	1,328	—
	467,241	6,603	—
The Group normally makes a full settlement of the outstanding principal and interest to lenders when the underlying loans are overdue by a number of days (typically 80 days). When the loans become overdue for more than 80 days, the loans are considered impaired and there is no reasonable expectation of recovery from such loans. The financial guarantee liability balance will be reduced by the respective payouts made by the Group. As such, there are no stage 3 credit risk exposures for financial guarantee contracts as at December 31, 2019 and 2020, and September 30, 2021.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4
Management of financial risk (Continued)

4.1
Financial risk factors (Continued)

(c)
Liquidity risk

The Group manages liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believe that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next year from September 30, 2021.
The liquidity risk of the foreign exchange swap is managed by aligning the critical terms of such swaps with the hedged items.
The table below analyses the Group’s financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual maturity date. The amounts disclosed in the table are undiscounted contractual cash flows.
	As at December 31, 2019
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000
Short-term borrowings	3,269,337	—	3,269,337
Trade and other payables	671,461	435,618	1,107,079
– Including: lease liabilities	111,012	102,545	213,557
Non-derivative financial liabilities:	3,940,798	435,618	4,376,416
Gross settled (foreign exchange swaps)
– (inflow)	(2,038,696)	—	(2,038,696)
– outflow	2,041,378	—	2,041,378
Derivative financial liabilities	2,682	—	2,682
Total	3,943,480	435,618	4,379,098
Financial guarantees
Maximum guarantee exposure*	467,241	—	467,241
	As at December 31, 2020
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000
Short-term borrowings	2,312,504	—	2,312,504
Trade and other payables	834,600	424,701	1,259,301
– Including: lease liabilities	90,098	50,596	140,694
Customer deposits	405,853	—	405,853
Non-derivative financial liabilities:	3,552,957	424,701	3,977,658
Gross settled (foreign exchange swaps)
– (inflow)	(1,939,843)	—	(1,939,843)
– outflow	2,105,723	—	2,105,723
Derivative financial liabilities	165,880	—	165,880
Total	3,718,837	424,701	4,143,538
Financial guarantees
Maximum guarantee exposure*	6,603	—	6,603

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4
Management of financial risk (Continued)

4.1
Financial risk factors (Continued)

(c)
Liquidity risk (Continued)

	As at September 30, 2021
	Within 1 year	1 to 5 years	Total
	RMB’000	RMB’000	RMB’000
(Unaudited)
Short-term borrowings	1,201,789	—	1,201,789
Trade and other payables	1,537,737	375,447	1,913,184
– Including: lease liabilities	73,182	92,032	165,214
Customer deposits	1,426,992	—	1,426,992
Non-derivative financial liabilities:	4,166,518	375,447	4,541,965
Gross settled (foreign currency swaps)
– (inflow)	(2,602,430)	—	(2,602,430)
– outflow	2,756,495	—	2,756,495
Derivative financial liabilities	154,065	—	154,065
Total	4,320,583	375,447	4,696,030
Maximum guarantee exposure*	—	—	—

*
The maximum guarantee exposure represents the total amount of liability should all borrowers under financial guarantee contracts default. Since a significant portion of guarantee is expected to expire without being called upon, the maximum liabilities do not represent expected future cash outflows.

4.2
Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term.
The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk is low as at December 31, 2019 and 2020, and September 30, 2021.
4.3
Fair value estimation

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. When an active market exists, such as an authorized securities exchange, the market value is the best reflection of the fair values of financial instruments. For financial instruments where there is no active market, fair value is determined using valuation techniques.
The Group’s financial assets measured at fair value mainly include financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4
Management of financial risk (Continued)

4.3
Fair value estimation (Continued)

Determination of fair value and fair value hierarchy
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchies. The fair value hierarchy categorizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.
The levels of the fair value hierarchy are as follows:
(a)
Fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities (“Level 1”);

(b)
Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (“Level 2”); and

(c)
Fair value is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs) (“Level 3”).

The level of fair value calculation is determined by the lowest level input that is significant in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value.
For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.
For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measurement within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques. The management uses unobservable inputs such as expected volatility, risk-free interest rate and discounted rate for the valuation of level 3 financial instruments.
For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities:
	As at December 31, 2019
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Financial assets at fair value through profit or loss (Note 21)	—	1,689,529	1,438	1,690,967
Financial assets at fair value through other comprehensive income (Note 16)	388,448	—	5,000	393,448
Financial liabilities
Derivative financial liabilities (Note 30)	—	2,682	—	2,682

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management of financial risk (Continued)

4.3
Fair value estimation (Continued)

Determination of fair value and fair value hierarchy (Continued)
	As at December 31, 2020
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Financial assets at fair value through profit or loss (Note 21)	—	1,487,195	676	1,487,871
Financial assets at fair value through other comprehensive income (Note 16)	16,828	—	5,000	21,828
Financial liabilities
Derivative financial liabilities (Note 30)	—	165,880	—	165,880
	As at September 30, 2021
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
Assets measured at fair value
Financial assets at fair value through profit or loss (Note 21)	—	1,360,760	676	1,361,436
Financial assets at fair value through other comprehensive income (Note 16)	16,659	—	5,000	21,659
Financial liabilities
Derivative financial liabilities (Note 30)	—	154,065	—	154,065
For the years ended December 31, 2019 and 2020, and the nine months ended September 30, 2021, there were no transfers among different levels of fair values measurement.
Movements of Level 3 financial instruments measured at fair value is as follows:
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Beginning of the year/period	5,000	6,438	6,438	5,676
Additions	1,438	—	—	—
Losses recognised in other gain	—	(762)	—	—
End of the year/period	6,438	5,676	6,438	5,676

5
Segment information and revenue

5.1
Description of segments and principal activities

For the purpose of internal reporting and management’s operation review, the chief operating decision-makers and management personnel do not segregate the Group’s business by product or service lines for the years ended 31 December 2019 and 2020. Hence, the Group has only one operating segment and does not distinguish between markets or segments for the purpose of internal reporting for such periods.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5
Segment information and revenue (Continued)

5.1
Description of segments and principal activities (Continued)

In view of the increased scale of the banking business, and to help investors better understand the Group’s revenue structure, a new segment named “Virtual Bank Business” has been separated from the first quarter of 2021 onwards, both in the internal reports to the chief operating decision makers and in the consolidated financial statements of the Group. The comparative figures in the note have been restated to conform with the new presentation. The Board believes that the above changes in segment information better reflect current market trends, as well as resource allocation and future business development of the Group.
As a result of this evaluation, the Group determined that it has operating segments as follows:
•
Virtual Bank Business

•
Technology Solution

As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.
	Year ended December 31, 2019
	Virtual Bank Business	Technology Solution	Intersegment eliminations and adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	—	2,385,924	(58,078)	2,327,846
Cost of revenue	—	(1,619,066)	58,078	(1,560,988)
Gross profit	—	766,858	—	766,858
Research and development expenses	(8,530)	(947,565)	—	(956,095)
Selling and marketing expenses	(7,144)	(628,529)	—	(635,673)
General and administrative expenses	(87,340)	(669,341)	—	(756,681)
Net impairment losses on financial and contract assets	—	(45,167)	—	(45,167)
Other income, gains or loss-net	(138)	(74,116)	—	(74,254)
Operating loss	(103,152)	(1,597,860)	—	(1,701,012)
Finance income	5,742	122,519	—	128,261
Finance costs	—	(174,831)	—	(174,831)
Finance costs – net	5,742	(52,312)	—	(46,570)
Share of losses of associate and joint venture	—	(14,854)	—	(14,854)
Loss before income tax	(97,410)	(1,665,026)	—	(1,762,436)
ASSETS
Segment Assets	554,747	9,253,339	(593,712)	9,214,374
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	423,786	—	423,786
Total assets	554,747	9,966,286	(593,712)	9,927,321

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5
Segment information and revenue (Continued)

5.1
Description of segments and principal activities (Continued)

	Year ended December 31, 2019
	Virtual Bank Business	Technology Solution	Intersegment eliminations and adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
LIABILITIES
Segment Liabilities	113,830	5,320,146	(60,487)	5,373,489
Deferred income tax liabilities	—	33,291	—	33,291
Total Liabilities	113,830	5,353,437	(60,487)	5,406,780
Other segment information
Depreciation of property and equipment	3,374	124,012	—	127,386
Amortization of intangible assets	799	331,671	—	332,470
Additions of non-current assets except for goodwill and deferred income tax assets	84,016	630,160	—	714,176
	Year ended December 31, 2020
	Virtual Bank Business	Technology Solution	Intersegment eliminations and adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	3,177	3,353,903	(44,790)	3,312,290
Cost of revenue	(20,953)	(2,092,671)	44,790	(2,068,834)
Gross profit	(17,776)	1,261,232	—	1,243,456
Research and development expenses	(27,395)	(1,145,895)	—	(1,173,290)
Selling and marketing expenses	(18,622)	(610,866)	—	(629,488)
General and administrative expenses	(106,291)	(728,626)	—	(834,917)
Net impairment losses on financial and contract assets	(712)	(133,807)	—	(134,519)
Other income, gains or loss-net	7,440	50,992	—	58,432
Operating loss	(163,356)	(1,306,970)	—	(1,470,326)
Finance income	—	77,237	—	77,237
Finance costs	(546)	(149,817)	—	(150,363)
Finance costs – net	(546)	(72,580)	—	(73,126)
Share of losses of associate and joint venture	—	(7,802)	—	(7,802)
Loss before income tax	(163,902)	(1,387,352)	—	(1,551,254)
ASSETS
Segment Assets	1,026,918	9,822,814	(818,197)	10,031,535
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	564,562	—	564,562
Total assets	1,026,918	10,676,537	(818,197)	10,885,258

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5
Segment information and revenue (Continued)

5.1
Description of segments and principal activities (Continued)

	Year ended December 31, 2020
	Virtual Bank Business	Technology Solution	Intersegment eliminations and adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
LIABILITIES
Segment Liabilities	511,105	5,129,511	(60,721)	5,579,895
Deferred income tax liabilities	—	20,080	—	20,080
Total Liabilities	511,105	5,149,591	(60,721)	5,599,975
Other segment information
Depreciation of property and equipment	8,273	130,258	—	138,531
Amortization of intangible assets	10,720	271,977	—	282,697
Additions of non-current assets except for goodwill and deferred income tax assets	63,997	239,829	—	303,826
	Nine months ended September 30, 2020
	Virtual Bank Business	Technology Solution	Intersegment eliminations and adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
Revenue	2,544	2,257,881	(23,861)	2,236,564
Cost of revenue	(9,991)	(1,375,348)	23,861	(1,361,478)
Gross profit	(7,447)	882,533	—	875,086
Research and development expenses	(27,161)	(796,906)	—	(824,067)
Selling and marketing expenses	(11,630)	(463,451)	—	(475,081)
General and administrative expenses	(86,303)	(500,964)	—	(587,267)
Net impairment losses on financial and contract assets	(335)	(71,063)	—	(71,398)
Other income, gains or loss-net	6,262	19,976	—	26,238
Operating loss	(126,614)	(929,875)	—	(1,056,489)
Finance income	—	59,967	—	59,967
Finance costs	(427)	(117,324)	—	(117,751)
Finance costs – net	(427)	(57,357)	—	(57,784)
Share of losses of associate and joint venture	—	(6,480)	—	(6,480)
Loss before income tax	(127,041)	(993,712)	—	(1,120,753)
ASSETS
Segment Assets	791,495	10,367,636	(829,260)	10,329,871
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	517,698	—	517,698
Total assets	791,495	11,174,495	(829,260)	11,136,730

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5
Segment information and revenue (Continued)

5.1
Description of segments and principal activities (Continued)

	Nine months ended September 30, 2020
	Virtual Bank Business	Technology Solution	Intersegment eliminations and adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
LIABILITIES
Segment Liabilities	215,561	4,875,444	(38,412)	5,052,593
Deferred income tax liabilities	—	23,360	—	23,360
Total Liabilities	215,561	4,898,804	(38,412)	5,075,953
Other segment information
Depreciation of property and equipment	7,183	94,356	—	101,539
Amortization of intangible assets	6,803	201,517	—	208,320
Additions of non-current assets except for goodwill and deferred income tax assets	85,190	69,381	—	154,571
	Nine months ended September 30, 2021
	Virtual Bank Business	Technology Solution	Intersegment eliminations and adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
Revenue	17,440	2,835,118	(466)	2,852,092
Cost of revenue	(24,441)	(1,841,601)	466	(1,865,576)
Gross profit	(7,001)	993,517	—	986,516
Research and development expenses	(28,073)	(935,225)	—	(963,298)
Selling and marketing expenses	(33,802)	(389,579)	—	(423,381)
General and administrative expenses	(72,308)	(489,096)	—	(561,404)
Net impairment losses on financial and contract assets	(620)	(62,654)	—	(63,274)
Other income, gains or loss-net	(21)	295	—	274
Operating loss	(141,825)	(882,742)	—	(1,024,567)
Finance income	—	25,924	—	25,924
Finance costs	(256)	(61,747)	—	(62,003)
Finance costs – net	(256)	(35,823)	—	(36,079)
Share of losses of associate and joint venture	—	10,832	—	10,832
Loss before income tax	(142,081)	(907,733)	—	(1,049,814)
ASSETS
Segment Assets	2,160,955	7,857,532	(1,120,008)	8,898,479
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	656,136	—	656,136
Total assets	2,160,955	8,802,829	(1,120,008)	9,843,776

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5
Segment information and revenue (Continued)

5.1
Description of segments and principal activities (Continued)

	Nine months ended September 30, 2021
	Virtual Bank Business	Technology Solution	Intersegment eliminations and adjustments	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
LIABILITIES
Segment Liabilities	1,540,721	4,118,235	(120,336)	5,538,620
Deferred income tax liabilities	—	11,376	—	11,376
Total Liabilities	1,540,721	4,129,611	(120,336)	5,549,996
Other segment information
Depreciation of property and equipment	9,579	94,527	—	104,106
Amortization of intangible assets	14,363	217,373	—	231,736
Additions of non-current assets except for goodwill and deferred income tax assets	33,485	160,017	—	193,502

5.2
Revenue

(a)
Disaggregation of revenue from contracts with customers

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
– Technology Solution
Implementation	570,822	851,856	572,435	517,026
Transaction based and support revenue
– Operation support services	582,968	1,061,445	766,547	766,912
– Business origination services*	770,893	605,733	457,407	350,912
– Risk management services	327,120	362,530	249,676	317,562
– Cloud services platform	—	314,338	123,819	745,496
– Post-implementation support services	36,000	55,678	35,072	33,629
– Others	40,043	57,533	29,064	103,115
– Virtual Bank Business
Interest and commission	—	3,177	2,544	17,440
	2,327,846	3,312,290	2,236,564	2,852,092

*
Included in business origination services is revenue from guarantee model as disclosed in Note 2.22(b) of RMB13,657,000, RMB6,706,000 ,RMB 6,698,000 and RMB 189,000 for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2020 and 2021, respectively.

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5
Segment information and revenue (Continued)

5.2
Revenue (Continued)

(a)
Disaggregation of revenue from contracts with customers (Continued)

	At a point in time	Over time	Total
Year ended December 31, 2019
Implementation	—	570,822	570,822
Transaction based and support revenue
– Operation support services	278,768	304,200	582,968
– Business origination services	770,893	—	770,893
– Risk management services	327,120	—	327,120
– Post-implementation support services	—	36,000	36,000
– Others	37,354	2,689	40,043
	1,414,135	913,711	2,327,846
	At a point in time	Over time	Total
Year ended December 31, 2020
Implementation	—	851,856	851,856
Transaction based and support revenue
– Operation support services	453,720	607,725	1,061,445
– Business origination services	605,733	—	605,733
– Risk management services	362,530	—	362,530
– Cloud services platform	—	314,338	314,338
– Post-implementation support services	—	55,678	55,678
– Others	56,505	4,205	60,710
	1,478,488	1,833,802	3,312,290
	At a point in time	Over time	Total
(Unaudited)
Nine months ended September 30, 2020
Implementation	—	572,435	572,435
Transaction based and support revenue
– Operation support services	343,478	423,069	766,547
– Business origination services	457,407	—	457,407
– Risk management services	249,676	—	249,676
– Cloud services platform	—	123,819	123,819
– Post-implementation support services	—	35,072	35,072
– Others	28,039	3,569	31,608
	1,078,600	1,157,964	2,236,564

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5
Segment information and revenue (Continued)

5.2
Revenue (Continued)

(a)
Disaggregation of revenue from contracts with customers (Continued)

	At a point in time	Over time	Total
(Unaudited)
Nine months ended September 30, 2021
Implementation	—	517,026	517,026
Transaction based and support revenue
– Operation support services	283,943	482,969	766,912
– Business origination services	350,912	—	350,912
– Risk management services	317,562	—	317,562
– Cloud services platform	—	745,496	745,496
– Post-implementation support services	—	33,629	33,629
– Others	101,561	18,994	120,555
	1,053,978	1,798,114	2,852,092
During the years ended December 31, 2019, 2020 and nine months ended September 30, 2020 and 2021, the Group mainly operated in PRC and most of the revenue were generated in PRC.
The major customers (and for the Group’s lending solution services, the parties to whom service fees were charged (i)) which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2019, 2020 and nine months ended September 30, 2020 and 2021 are listed as below:
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	% of total revenue	% of total revenue	% of total revenue (Unaudited)	% of total revenue (Unaudited)
Ping An Group and its subsidiaries	42.90%	52.23%	49.43%	56.09%
Lufax and its subsidiaries	16.05%	11.32%	11.92%	10.66%
	58.95%	63.55%	61.35%	66.75%
The major customers (and for the Group’s lending solution services, the lender(ii)) which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2019 ,2020 and nine months ended September 30, 2020 and 2021 are listed as below:
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	% of total revenue	% of total revenue	% of total revenue (Unaudited)	% of total revenue (Unaudited)
Ping An Group and its subsidiaries	42.73%	52.13%	49.67%	56.14%
Lufax and its subsidiaries	12.85%	10.36%	11.92%	9.72%
	55.58%	62.49%	61.59%	65.86%

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5
Segment information and revenue (Continued)

5.2
Revenue (Continued)

(a)
Disaggregation of revenue from contracts with customers (Continued)

Note:
(i)
The Group’s lending solution services revenue by parties charged represent the fees received/ receivable by the Group from the respective customers.

(ii)
The Group’s lending solution services revenue by lenders represent the fees generated by the Group from loans facilitated through the Group’s platform for the respective customers as lenders.

(b)
Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:
	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Contract assets
– Implementation	173,292	233,785	343,744
– Transaction based and support	98,863	95,628	62,742
– Business origination services	74,834	31,523	16,511
– Operation support services	20,537	58,211	35,589
– Post implementation support services	3,492	5,894	10,642
	272,155	329,413	406,486
Less: Impairment loss allowance
– Implementation	(18,063)	(48,970)	(82,130)
– Transaction based and support	(1,818)	(5,825)	(10,800)
– Business origination services	(854)	(9)	—
– Operation support services	(665)	(3,078)	(7,016)
– Post implementation support services	(299)	(2,738)	(3,784)
	(19,881)	(54,795)	(92,930)
	252,274	274,618	313,556
Less: Non-current contract assets	(40,998)	(16,788)	(1,816)
	211,276	257,830	311,740
Contract liabilities
– Implementation	875	34,354	8,961
– Transaction based and support	116,785	121,876	133,027
– Post implementation support services	17,451	20,320	20,521
– Risk management services	19,146	8,301	19,899
– Operation support services	69,974	78,504	80,249
– Others	10,214	14,751	12,358
	117,660	156,230	141,988
Less: Non-current contract liabilities	(12,700)	(17,683)	(22,576)
	104,960	138,547	119,412
Increase in contract assets during the year was in line with the growth of the Group’s contracted sales.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Segment information and revenue (Continued)

5.2
Revenue (Continued)

(b)
Contract assets and liabilities (Continued)

During the years ended December 31, 2019, 2020 and nine months ended September 30, 2021, there were no material cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price or a contract modification, there were also no revenue recognized in the reporting year from performance obligations satisfied (or partially satisfied) in previous years.
(i)
Revenue recognized in relation to contract liabilities

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Revenue recognized that was included in the contract liability balance at the beginning of the year	58,383	104,960	86,098	111,201

(ii)
Remaining performance obligations of long-term contracts

	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	67,979	240,089	397,892
Expected to be recognized in one to two years	18,920	67,464	72,529
Expected to be recognized in two to three years	3,290	48,475	22,237
Expected to be recognized beyond three years	12,339	27,688	18,169
	102,528	383,716	510,827
The remaining performance obligations disclosed above represent implementation, post-implementation support services, risk management services and operation support services that have an original contractual term of more than one year. Moreover, the amounts disclosed above do not include variable consideration, which presently is fully constrained.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expenses by nature

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Employee benefit expenses (Note 7)	1,480,826	1,643,404	1,231,841	1,265,487
Technology service fee	858,946	1,500,711	899,871	1,351,270
Outsourcing labor costs	276,301	300,323	225,309	286,453
Amortization of intangible assets (Note 13)	332,470	282,697	208,320	231,736
Business origination fee	291,883	251,988	199,358	198,811
Depreciation of property and equipment (Note 12)	127,386	138,531	101,539	104,106
Telecommunication expenses	85,918	107,077	86,309	34,023
Professional service fee	64,555	76,366	57,949	20,389
Audit fee	7,580	9,820	3,950	2,400
Purchase cost of products	46,070	74,248	43,637	98,271
Marketing and advertising fee	47,014	59,801	28,019	56,309
Travelling expenses	89,195	54,587	35,025	49,857
Impairment loss of intangible assets (Note 13)	—	23,259	21,855	2,095
Others	201,293	183,717	104,911	112,452
Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses	3,909,437	4,706,529	3,247,893	3,813,659
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Research and development costs
– Employee benefit expenses	610,063	610,564	467,367	406,672
– Technology service fee	448,902	682,222	418,694	575,115
– Amortization of intangible assets	20,311	3,812	1,767	3,333
– Depreciation of property and equipment	12,687	9,659	7,442	8,219
– Impairment loss of intangible assets	—	5,597	4,965	—
– Others	55,727	37,438	35,942	16,703
Amounts incurred	1,147,690	1,349,292	936,177	1,010,042
Less: capitalized
– Employee benefit expenses	(116,801)	(125,767)	(79,203)	(36,707)
– Technology service fee	(63,260)	(50,235)	(32,907)	(10,037)
– Others	(11,534)	—	—	—
	(191,595)	(176,002)	(112,110)	(46,744)
	956,095	1,173,290	824,067	963,298

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Employee benefit expenses

(a)
Employee benefit expenses are as follows:

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Wages and salaries	1,165,604	1,319,554	941,998	1,011,741
Welfare and other benefits	252,907	248,870	221,869	243,813
Share-based payments (Note 26)	62,315	74,980	67,974	9,933
	1,480,826	1,643,404	1,231,841	1,265,487

(b)
Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the years ended December 31, 2019 and 2020 include 1 and 0 directors, and for the nine months ended September 30, 2020 and 2021 include 0 and 0 directors, whose emoluments are reflected in the analysis shown in Note 38. The emoluments payable to the remaining 4 and 5 individuals during the years ended December 31, 2019 and 2020, and to the remaining 5 and 5 individuals during the nine months ended September 30, 2020 and 2021 are as follows:
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Wages and salaries	20,255	27,373	18,981	11,334
Welfare and other benefits	401	531	393	458
Share-based payments	3,150	7,009	5,521	5,145
	23,806	34,913	24,895	16,937
The emoluments fell within the following bands:
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
			(Unaudited)	(Unaudited)
Emolument bands (in HKD)
Nil – HKD 4,500,000	—	—	—	—
HKD 4,500,001 – HKD 5,000,000	—	—	2	2
HKD 5,000,001 – HKD 5,500,000	1	—	2	—
HKD 6,000,001 – HKD 6,500,000	1	—	—	—
HKD 6,500,001 – HKD 7,000,000	—	2	—	2
HKD 7,000,001 – HKD 7,500,000	1	1	—	—
HKD 7,500,001 – HKD 8,000,000	1	1	—	—
HKD 8,000,001 – HKD 8,500,000	—	—	1	1
HKD 10,500,001 – HKD 11,000,000	—	1	—	—
	4	5	5	5

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other income, gains or loss — net

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Net foreign exchange (loss)/gain	(8,569)	285,722	110,069	11,491
Government grants and tax rebates (Note a)	17,795	63,627	44,995	29,928
Net gain on financial assets at fair value through profit or loss	38,891	49,447	36,322	36,575
Gain on dilution of interest in associate (Note 14)	—	2,511	2,511	—
Net gain on financial assets at fair value through other comprehensive income	44	2,092	2,117	6
Gain/(loss) on disposal of property and equipment and intangible asset	13,267	1,302	(911)	(129)
Guarantee (loss)/gain, net (Note b)	(137,191)	(69,185)	(68,205)	10,144
Net loss on derivatives	(244)	(281,691)	(103,790)	(94,494)
Others	1,753	4,607	3,130	6,753
	(74,254)	58,432	26,238	274

(a)
Government grants and tax rebates were related to income. There were no unfulfilled conditions or contingencies related to these subsidies.

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Government grants	7,397	44,202	30,900	14,355
– Technology development incentives	—	25,425	20,173	4,015
– Epidemic subsidies	—	4,000	—	—
– Operation subsidies	7,397	14,777	10,727	10,340
Tax rebates	10,398	19,425	14,095	15,573
	17,795	63,627	44,995	29,928

(b)
Guarantee (loss)/gain, net

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Interest income on financial guarantee fee receivables (Note 19(a))	24,802	5,257	5,308	700
Impairment (loss)/reversal of financial guarantee fee receivables (Note 19(a))	(29,712)	(7,988)	(10,069)	6,403
Guarantee (charge)/gain arising from changes in estimates under financial guarantee contract	(132,281)	(66,454)	(63,444)	3,041
	(137,191)	(69,185)	(68,205)	10,144

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Finance costs — net

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Finance income
Interest income on bank deposits	128,261	77,237	59,967	25,924

Finance costs
Interest expense on borrowings	(149,279)	(127,585)	(101,744)	(46,592)
Interest expense on lease liabilities (Note 17)	(10,785)	(7,736)	(4,826)	(4,022)
Interest expense on redemption liability	(12,608)	(14,326)	(10,664)	(9,916)
Bank charges	(2,159)	(716)	(517)	(1,473)
	(174,831)	(150,363)	(117,751)	(62,003)
	(46,570)	(73,126)	(57,784)	(36,079)

10
Income tax benefit

The income tax benefit of the Group for the years ended December 31, 2019, 2020 and for the nine months ended September 2020 and 2021 is analyzed as follows:
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Current income tax	(5,157)	(16,856)	(10,328)	(17,808)
Deferred income tax	80,081	153,987	103,843	100,278
Income tax benefit	74,924	137,131	93,515	82,470
The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate applicable to loss of the consolidated entities as follows:
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Loss before income tax	1,762,436	1,551,254	1,120,753	1,049,814
Tax calculated at PRC statutory income tax rate of 25%	440,559	387,814	280,188	262,453
Differential of income tax rates applicable to subsidiaries	(120,179)	(145,000)	(99,395)	(101,623)
Expense not deductible for tax purposes	(53,578)	(35,455)	(27,675)	(19,399)
Incomes not subject to tax	9,022	6,899	5,194	6,858
Tax losses and temporary differences for which no deferred income tax asset was recognized	(170,868)	(81,698)	(67,687)	(72,372)
Derecognization of deferred tax assets on tax losses	(40,668)	(3,137)	(3,084)	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10
Income tax benefit (Continued)

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Additional deductible allowance for research and development expenses	2,936	6,873	5,153	6,433
Utilization of previously unrecognized tax losses	7,700	835	821	120
	74,924	137,131	93,515	82,470

The unused tax losses for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021 is analyzed as follows:
	As at December 31		As at September 30
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
			(Unaudited)
Unused tax losses for which no deferred tax asset has been recognized	1,133,461	1,608,337	1,859,438
The expiry dates of the unused tax losses not recognized as deferred tax assets for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021 are listed as follow:
	As at December 31		As at September 30
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
			(Unaudited)
Year 2022	277,048	277,048	277,048
Year 2023	121,521	117,030	118,604
Year 2024	448,605	420,353	419,866
Year 2025	—	242,645	81,523
Year 2026	—	—	102,886
Year 2028	—	—	1,826
Year 2029	7,149	7,149	7,149
Year 2030	—	9,689	8,051
Year 2031	—	—	42,373
Notes:
(a)   PRC Enterprise Income Tax (“EIT”)
The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable.
Shenzhen OneConnect, Vantage Point Technology, BER Technology and Shenzhen CA as subsidiaries of the Group, were established in mainland China. They were eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise” and were entitled to a preferential income tax rate of 15%.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income tax benefit (Continued)

(b)   Cayman Islands Income Tax
The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.
(c)   Hong Kong Income Tax
The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2019 and 2020, and the nine months ended September 30, 2021.
(d)   Singapore Income Tax
The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profits that was subject to Singapore profits tax during the years ended December 31, 2019 and 2020, and the nine months ended September 30, 2021.
(e)   Indonesia Income Tax
The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 0.5% on the gross revenue for the year ended December 31, 2019, and 22% on the taxable profits for the year ended December 31, 2020, and the nine months ended September 30, 2021.
(f)   PRC Withholding Tax (“WHT”)
According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.
During the years ended December 31, 2019 and 2020, and the nine months ended September 30, 2021, no deferred income tax liability on WHT was accrued because the subsidiaries of the Group were loss making.
11
Loss per share

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000
			(Unaudited)	(Unaudited)
Net loss for the year attributable to owners of the Company	(1,660,566)	(1,353,608)	(988,686)	(923,340)
Weighted average number of ordinary shares in issue (in’000 shares)	939,286	1,064,710	1,051,439	1,107,802
Basic loss per share (RMB yuan)	(1.77)	(1.27)	(0.94)	(0.83)
Diluted loss per share (RMB yuan)	(1.77)	(1.27)	(0.94)	(0.83)
Basic loss per ADS (RMB yuan) (Note)	(5.30)	(3.81)	(2.82)	(2.49)
Diluted loss per ADS (RMB yuan) (Note)	(5.30)	(3.81)	(2.82)	(2.49)
Note:   One ADS represented three ordinary shares of the Company.
Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Loss per share (Continued)

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at December 31, 2019 and 2020 and September 30, 2020 and 2021 taking into account the shares held for share incentive scheme purpose, were 1,031,149,064 shares, 1,104,233,317 shares, 1,104,233,320 shares, 1,109,565,663 shares, respectively.
The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme, which represent 26,776,325, 21,211,696, 22,295,727, 24,577,649 shares (Note 26), for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021, have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021 were the same as basic loss per share for the years.
12
Property and equipment

	Office and telecommunication equipment	Right-of-use properties	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2019
Cost	85,861	268,992	55,956	410,809
Accumulated depreciation	(23,654)	(60,583)	(6,904)	(91,141)
Net book amount	62,207	208,409	49,052	319,668
Year ended December 31, 2019
Opening net book amount	62,207	208,409	49,052	319,668
Acquisition of subsidiary (Note 35)	2,707	13,938	1,479	18,124
Additions	65,310	46,479	32,480	144,269
Disposals, net	(39,328)	—	—	(39,328)
Depreciation charge	(26,187)	(86,688)	(14,511)	(127,386)
Exchange difference	(329)	(141)	(372)	(842)
Closing net book amount	64,380	181,997	68,128	314,505
As at December 31, 2019
Cost	108,561	329,409	89,915	527,885
Accumulated depreciation	(43,852)	(147,271)	(21,415)	(212,538)
Exchange difference	(329)	(141)	(372)	(842)
Net book amount	64,380	181,997	68,128	314,505
Year ended December 31, 2020
Opening net book amount	64,380	181,997	68,128	314,505
Additions	13,235	38,646	3,821	55,702
Disposals, net	(2,220)	(855)	—	(3,075)
Depreciation charge	(21,716)	(97,924)	(18,891)	(138,531)
Exchange difference	(2,640)	(923)	(754)	(4,317)
Closing net book amount	51,039	120,941	52,304	224,284

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12
Property and equipment (Continued)

	Office and telecommunication equipment	Right-of-use properties	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at December 31, 2020
Cost	103,462	362,322	93,736	559,520
Accumulated depreciation	(49,454)	(240,317)	(40,306)	(330,077)
Exchange difference	(2,969)	(1,064)	(1,126)	(5,159)
Net book amount	51,039	120,941	52,304	224,284

(Unaudited)	Office and telecommunication equipment	Right-of-use properties	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Nine months ended September 30, 2020
Opening net book amount	64,380	181,997	68,128	314,505
Additions	6,830	6,030	2,569	15,429
Disposals, net	(1,703)	—	—	(1,703)
Depreciation charge	(16,133)	(70,131)	(15,275)	(101,539)
Exchange difference	(69)	(750)	(281)	(1,100)
Closing net book amount	53,305	117,146	55,141	225,592
As at September 30, 2020
Cost	103,958	331,568	92,484	528,010
Accumulated depreciation	(50,255)	(213,531)	(36,690)	(300,476)
Exchange difference	(398)	(891)	(653)	(1,942)
Net book amount	53,305	117,146	55,141	225,592
(Unaudited)
Nine months ended September 30, 2021
Opening net book amount	51,039	120,941	52,304	224,284
Additions	16,878	100,893	12,259	130,030
Disposals, net	(939)	(5,682)	—	(6,621)
Depreciation charge	(15,766)	(70,098)	(18,242)	(104,106)
Exchange difference	(49)	(194)	(71)	(314)
Closing net book amount	51,163	145,860	46,250	243,273
As at September 30, 2021
Cost	117,199	444,739	105,995	667,933
Accumulated depreciation	(63,018)	(297,621)	(58,548)	(419,187)
Exchange difference	(3,018)	(1,258)	(1,197)	(5,473)
Net book amount	51,163	145,860	46,250	243,273

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property and equipment (Continued)

During the different periods, the approximate depreciation which were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses were as follows:
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000
			(Unaudited)	(Unaudited)
Cost of revenue	2,362	2,978	2,673	2,749
Research and development expenses	12,687	9,659	7,442	8,219
Selling and marketing expenses	6,666	3,035	2,897	3,298
General and administrative expenses	105,671	122,859	88,527	89,840
	127,386	138,531	101,539	104,106
Depreciation of office and telecommunication equipment is allocated to different functional expenses based on usage of equipment by different functional divisions. Right-of-use properties and leasehold improvement are primarily related to business office buildings leased by the Group and used as corporate headquarters. For leased business office buildings which are for general and administrative use, the depreciation of the related right-of-use properties and leasehold improvement is charged to general and administrative expense.
13
Intangible assets

	Application and platform
	Contributed by Ping An Group	Developed internally	Acquired	Purchased Software	Development costs in progress	Goodwill	Business license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2019
Cost	690,910	44,033	—	89,561	325,081	126,015	960	68,610	1,345,170
Accumulated amortization	(556,584)	(7,212)	—	(13,529)	—	—	(24)	(9,746)	(587,095)
Net book amount	134,326	36,821	—	76,032	325,081	126,015	936	58,864	758,075
Year ended December 31, 2019
Opening net book amount	134,326	36,821	—	76,032	325,081	126,015	936	58,864	758,075
Acquisition of subsidiary (Note 35)	—	—	57,355	190	1,293	163,146	103,928	9,201	335,113
Additions	—	—	—	22,623	191,595	—	—	2,452	216,670
Disposal, net	—	—	—	(423)	—	—	—	—	(423)
Transfer	—	360,540	—	—	(360,540)	—	—	—	—
Amortization	(134,326)	(120,451)	(12,719)	(33,423)	—	—	(7,465)	(24,086)	(332,470)
Exchange differences	—	(14)	—	(3)	—	—	—	—	(17)
Closing net book amount	—	276,896	44,636	64,996	157,429	289,161	97,399	46,431	976,948

As at December 31, 2019
Cost	690,910	404,573	57,355	111,939	157,429	289,161	104,888	80,263	1,896,518
Accumulated amortization	(690,910)	(127,663)	(12,719)	(46,940)	—	—	(7,489)	(33,832)	(919,553)
Exchange differences	—	(14)	—	(3)	—	—	—	—	(17)
Net book amount	—	276,896	44,636	64,996	157,429	289,161	97,399	46,431	976,948

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13
Intangible assets (Continued)

	Application and platform
	Contributed by Ping An Group	Developed internally	Acquired	Purchased Software	Development costs in progress	Goodwill	Business license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2020
Opening net book amount	—	276,896	44,636	64,996	157,429	289,161	97,399	46,431	976,948
Additions	—	—	3,153	18,365	176,002	—	50,604	—	248,124
Disposal, net	—	(576)	—	—	—	—	—	—	(576)
Write-off	—	(17,662)	—	—	(5,597)	—	—	—	(23,259)
Transfer	—	206,712	—	—	(206,712)	—	—	—	—
Amortization	—	(176,619)	(18,080)	(38,203)	—	—	(23,858)	(25,937)	(282,697)
Exchange differences	—	(1,077)	—	(400)	—	—	—	—	(1,477)
Closing net book amount	—	287,674	29,709	44,758	121,122	289,161	124,145	20,494	917,063

As at December 31, 2020
Cost	690,910	589,526	60,508	130,304	121,122	289,161	155,492	80,263	2,117,286
Accumulated amortization	(690,910)	(300,761)	(30,799)	(85,143)	—	—	(31,347)	(59,769)	(1,198,729)
Exchange differences	—	(1,091)	—	(403)	—	—	—	—	(1,494)
Net book amount	—	287,674	29,709	44,758	121,122	289,161	124,145	20,494	917,063
(Unaudited)
Nine months ended September 30, 2020
Opening net book amount	—	276,896	44,636	64,996	157,429	289,161	97,399	46,431	976,948
Additions	—	—	358	4,724	112,110	—	21,950	—	139,142
Write-off	—	(16,890)	—	—	(4,965)	—	—	—	(21,855)
Transfer	—	176,283	—	—	(176,283)	—	—	—	—
Amortization	—	(146,901)	(18,080)	(24,597)	—	—	(16,442)	(2,300)	(208,320)
Exchange differences	—	(880)	—	(163)	—	—	—	—	(1,043)
Closing net book amount	—	288,508	26,914	44,960	88,291	289,161	102,907	44,131	884,872

As at September 30, 2020
Cost	690,910	562,701	57,713	116,663	88,291	289,161	126,838	80,263	2,012,540
Accumulated amortization	(690,910)	(273,299)	(30,799)	(71,537)	—	—	(23,931)	(36,132)	(1,126,608)
Exchange differences	—	(894)	—	(166)	—	—	—	—	(1,060)
Net book amount	—	288,508	26,914	44,960	88,291	289,161	102,907	44,131	884,872

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13
Intangible assets (Continued)

	Application and platform
	Contributed by Ping An Group	Developed internally	Acquired	Purchased Software	Development costs in progress	Goodwill	Business license	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
Nine months ended September 30, 2021
Opening net book amount	—	287,674	29,709	44,758	121,122	289,161	124,145	20,494	917,063
Additions	—	—	570	16,158	46,744	—	—	—	63,472
Write-off	—	(2,095)	—	—	—	—	—	—	(2,095)
Transfer	—	88,626	—	—	(88,626)	—	—	—	—
Amortization	—	(140,228)	(21,032)	(30,964)	—	—	(23,873)	(15,639)	(231,736)
Exchange differences	—	(747)	—	(110)	(230)	—	—	—	(1,087)
Closing net book amount	—	233,230	9,247	29,842	79,010	289,161	100,272	4,855	745,617

As at September 30, 2021
Cost	690,910	676,057	61,078	146,462	79,240	289,161	155,492	80,263	2,178,663
Accumulated amortization	(690,910)	(440,989)	(51,831)	(116,107)	—	—	(55,220)	(75,408)	(1,430,465)
Exchange differences	—	(1,838)	—	(513)	(230)	—	—	—	(2,581)
Net book amount	—	233,230	9,247	29,842	79,010	289,161	100,272	4,855	745,617
The Group assesses at each reporting date whether there is an indication that intangible assets may be impaired.
During the year ended December 31, 2020, impairment charge of RMB17,662,000 and RMB5,597,000 has been charged to cost of revenue and research and development expenses, respectively. The impairment charge arose in the development costs in progress and application and platform developed internally following a decision to reduce the output of certain products.
During the nine months ended September 30, 2020, impairment charge of RMB16,890,000 and RMB4,965,000 has been charged to cost of revenue and research and development expenses, respectively. The impairment charge arose in the development costs in progress and application and platform developed internally following a decision to reduce the output of certain products.
During the nine months ended September 30, 2021, impairment charge of RMB2,095,000 has been charged to cost of revenue. The impairment charge arose in application and platform developed internally following a decision to reduce the output of certain products.
During the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows:

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets (Continued)

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000
			(Unaudited)	(Unaudited)
Amortization of intangible assets
Cost of revenue	308,551	275,479	203,198	226,136
Research and development expenses	20,311	3,812	1,767	3,333
General and administrative expenses	3,608	3,406	3,355	2,267
	332,470	282,697	208,320	231,736

(a)
Impairment tests for long-lived assets

Goodwill arises from the Group’s acquisition of Vantage Point Technology on July 31, 2018, BER Technology on June 30, 2019 and View Foundation on August 30, 2019.
The goodwill of the Group is attributable to the acquired workforce and synergies expected to be derived from combining with the operations of the Group. During the years ended December 31, 2019 and 2020, the Group had only one operating segment, for the purpose of impairment testing, goodwill is regarded as attributable to the Group as a whole. During the nine months ended September 30, 2021, the goodwill is regarded as attributable to the CGU of Fintech segment. The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGUs to their carrying amounts. The management determine the recoverable amount of CGU as the higher of its fair value less costs of disposal and its value in use.
The management did the fair value less costs of disposal calculations based on the share price of the Company with the consideration of marketability and impact of the Virtual Bank businesses.
The management did the value-in-use calculations to determine the recoverable amounts. Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations of group of CGUs use cash flow projection developed based on financial budgets approved by management of the Group. Assumed growth rate is used to extrapolate the cash flows in the following years. The financial budgets are prepared business plan which is appropriate after considering the sustainability of business growth, stability of core business developments and achievement of business targets.
The key assumptions used for value-in-use calculations of goodwill are as follows:
	Year ended December 31		Nine months ended September 30
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
			(Unaudited)
Revenue growth rate	8% – 55%	8% – 55%	8% – 55%
Long term growth rate	3%	3%	3%
Pre-tax discount rate	16.26%	16.00%	16.00%
Based on management’s assessment on the recoverable amounts of the CGU, no impairment provision was considered necessary to provide as at December 31, 2019 and 2020, and as at September 30, 2021.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Investments accounted for using the equity method

(a)
Investment in associate

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000
			(Unaudited)	(Unaudited)
At beginning of year/period	29,452	115,124	115,124	172,757
Additions	100,000	60,000	60,000	—
Share of (losses)/profit of associate	(14,328)	(4,878)	(4,573)	13,305
Gain on dilution of interest in associate (Note 8)	—	2,511	2,511	—
At end of year/period	115,124	172,757	173,062	186,062
On March 28, 2017, Shanghai OneConnect set up Pingan Puhui Lixin Asset Management Co., Ltd. (“Puhui Lixin”) with Pingan Puhui Enterprise Management Co., Ltd. (“Puhui Management”), a subsidiary of Lufax Holding Ltd., by investing capital amount of RMB40,000,000. In January 2019, Shanghai OneConnect made an additional capital injection of RMB100,000,000 in Puhui Lixin. On February 20, 2020, Puhui Management made an additional capital injection of RMB40,000,000 in Puhui Lixin. Accordingly, the Group’s equity interests in the investee were diluted from 35% to 31.82%, resulted in a dilution gain amounting to RMB2,511,000. In March 2020, Shanghai OneConnect made an additional capital injection of RMB60,000,000 in Puhui Lixin, and the Group’s equity interests in the investee were increased to 40%.
(b)
Investment in joint venture

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000
			(Unaudited)	(Unaudited)
At beginning of year/period	—	3,705	3,705	2,976
Additions	4,321	2,040	2,040	—
Share of losses of joint venture	(526)	(2,924)	(1,907)	(2,473)
Exchange difference	(90)	155	—	(329)
At end of year/period	3,705	2,976	3,838	174
On August 23, 2019, the Group entered into an investment in SBI OneConnect Japan Co., Ltd. (“SBI Japan”) with SBI Holdings, Inc., by investing capital of RMB4,321,000 (JPY65,100,000), and owned the equity interest as to 31%. The purpose of set-up of SBI Japan is to make available a localized version of the product, technology, platform and service developed based on the Group’s technologies and provide the distribution, commercialization, implementation and maintenance of such localized version within Japan. The Group shares control with SBI Holdings, Inc. and accounts for the investment as a joint venture. The decisions about the relevant activities require the unanimous consent of the Group and SBI Holdings, Inc. pursuant to the Company Act of SBI Japan.
The Group entered into an agreement of setting up Financial Open Portal (Guangxi) Cross-border Financial Digital Co., Ltd. (“Open Portal Guangxi”) with Digital Guangxi Group Co., Ltd. (“Digital Guangxi”) on April 10, 2020. The Group made a capital injection of RMB2,040,000 on July 10, 2020. The Group and Digital Guangxi owned the equity interest in Open Portal Guangxi as to 51% and 49%, respectively. The Group shares control with Digital Guangxi and accounts for the investment as a joint venture. The decisions about the relevant activities require the unanimous consent of the Group and Digital Guangxi pursuant to the Company Article of Open Portal Guangxi.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments by category

The Group holds the following financial instruments:
		As at December 31		As at September 30 2021
	Note	2019	2020
		RMB’000	RMB’000	RMB’000
				(Unaudited)
Financial assets
Financial assets at amortized cost
– Trade receivables	18	710,123	838,690	1,377,393
– Prepayments and other receivables (excluding non-financial asset items)	19	368,224	304,340	540,490
– Financial assets measured at amortized cost from banking operations	20	—	601,588	999,267
– Restricted cash	22	3,440,289	2,280,499	1,276,959
– Cash and cash equivalents	23	1,077,875	3,055,194	1,893,693
Financial assets at fair value through other comprehensive income (FVOCI)	16	393,448	21,828	21,659
Financial assets at fair value through profit or loss (FVPL)	21	1,690,967	1,487,871	1,361,436
		7,680,926	8,590,010	7,470,897
Financial liabilities
Liabilities at amortized cost
– Trade and other payables (excluding non-financial liability items)	27	1,231,352	1,226,120	1,889,009
– Short-term borrowings	28	3,218,566	2,283,307	1,182,573
– Customer deposits	29	—	405,853	1,426,992
Derivative financial liability
– Held at FVPL	30	2,682	165,880	154,065
		4,452,600	4,081,160	4,652,639

16
Financial assets at fair value through other comprehensive income

	As at December 31		As at September 30
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
			(Unaudited)
Unlisted securities
– Equity securities (Note a)	5,000	5,000	5,000
Listed securities
– Debt securities (Note b)	388,448	16,828	16,659
	393,448	21,828	21,659
(a)   On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算中心股份有限公司) at a consideration of RMB5,000,000.
(b)   Changes in the carrying amounts of debt securities were mainly due to redemption.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17   Leases
(a)
Amounts recognized in the balance sheet

	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000
			(Unaudited)
Right-of-use assets (Note 12)
– Properties	181,997	120,941	145,860

Lease liabilities (Note 27)
– Non current	87,800	48,115	88,070
– Current	101,889	86,104	61,968
	189,689	134,219	150,038
Additions to the right-of-use assets during the years ended December 31, 2019 and 2020, and the nine months ended September 30, 2021, were RMB60,418,000, RMB38,646,000 and RMB100,893,000, respectively.
The weighted average lessee’s incremental borrowing rate applied to the lease liabilities was 4.84% on December 31, 2019 and 2020,and was 4.79% on September 30, 2021.
(b)
Amounts recognized in the statement of profit or loss

	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000
			(Unaudited)
Depreciation charge of right-of-use assets	86,688	97,924	70,098
Interest expenses (Note 9)	10,785	7,736	4,022
	97,473	105,660	74,120
The total cash outflow for leases in 2019, 2020 and the nine months ended September 30, 2021 were RMB77,842,000, RMB101,807,000 and RMB85,326,000, respectively.
Expenses recognized in relation to short-term leases for the years ended December 31, 2019 and 2020, and September 30, 2021 amounted to RMB947,000, RMB810,000 and RMB383,000, respectively.
18
Trade receivables

	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000
			(Unaudited)
Trade receivables	738,004	881,147	1,430,481
Less: impairment loss allowance (Note 4.1(b))	(27,881)	(42,457)	(53,088)
	710,123	838,690	1,377,393

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trade receivables (Continued)

Trade receivables and their aging analysis, based on recognition date, are as follows:
	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Up to 1 year	705,515	746,846	1,352,160
1 to 2 years	24,736	112,349	68,419
2 to 3 years	3,020	16,826	8,103
Above 3 years	4,733	5,126	1,799
	738,004	881,147	1,430,481

19
Prepayments and other receivables

	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000
			(Unaudited)
Financial guarantee fee receivable, gross	55,296	174	—
Less: impairment loss allowance	(7,335)	(74)	—
Financial guarantee fee receivable, net (Note a)	47,961	100	—
Deposit	226,180	282,864	537,230
Value-added-tax deductible	60,765	40,730	73,961
Receivable from disposal of equipment to related parties	51,695	—	—
Advance to suppliers	38,871	41,446	81,593
Advance to staffs	25,339	38,679	47,361
Receivables for value-added-tax paid on behalf of wealth management products	3,154	5,007	6,598
Others	75,644	37,851	25,146
Less: impairment loss allowance	(1,332)	(3,349)	(3,338)
	528,277	443,328	768,551

(a)
Financial guarantee fee receivables, net

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Opening balance	136,184	47,961	47,961	100
Cash received	(81,884)	(45,033)	(39,224)	(7,203)
Unwinding interest income including value-added-tax	23,373	5,160	5,200	700
Impairment (loss)/reversal (Note 8(b))	(29,712)	(7,988)	(10,069)	6,403
Ending balance	47,961	100	3,868	—
Movements in the impairment loss allowance of financial guarantee fee receivables are as follows:

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Prepayments and other receivables (Continued)

(a)
Financial guarantee fee receivables, net (Continued)

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000
			(Unaudited)	(Unaudited)
Beginning of the year/period	(20,782)	(7,335)	(7,335)	(74)
(Reversal)/Additions	(29,712)	(7,988)	(10,069)	6,403
Write off/(Collection)	43,159	15,249	15,182	(6,329)
End of the year/period	(7,335)	(74)	(2,222)	—

(b)
Movements in the impairment loss allowance of prepayments and other receivables are as follows:

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000
			(Unaudited)	(Unaudited)
Beginning of the year/period	(1,068)	(1,332)	(1,332)	(3,349)
Additions	(4,874)	(2,569)	(445)	—
Reversal	9	—	—	2
Write-off	4,601	536	527	—
Exchange differences	—	16	—	9
End of the year/period	(1,332)	(3,349)	(1,250)	(3,338)

20
Financial assets measured at amortized cost from banking operations

	As at December 31		As at September 30
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
			(Unaudited)
Placements due from banks and other financial institutions	—	383,065	208,265
Certificates of deposit	—	159,671	—
Loans and advances to customers	—	59,563	792,333
	—	602,299	1,000,598
Less: impairment loss allowance	—	(711)	(1,331)
	—	601,588	999,267
Less: non-current portion
Loans and advances to customers	—	(25,283)	(424,739)
	—	576,305	574,528
The balance represents financial assets measured at amortized cost carried from OneConnect Bank, a wholly owned subsidiary of the Group, since 2020.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial assets at fair value through profit or loss

	As at December 31		As at September 30
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
			(Unaudited)
Contingent returnable consideration (Note 35)	1,438	676	676
Wealth management products	1,689,529	1,487,195	1,360,760
	1,690,967	1,487,871	1,361,436
As at December 31, 2019 and 2020, and September 30, 2021, out of the wealth management products the Group invested in, RMB1,655,509,000, RMB1,487,195,000 and RMB1,345,695,000 are issued by subsidiaries of Ping An Group which are redeemable upon request by holders, respectively.
22
Restricted cash

	As at December 31		As at September 30
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
			(Unaudited)
Pledged bank deposits	3,367,396	2,248,938	1,248,462
Accrued interest	71,727	29,561	5,175
Time deposits with initial terms over three months	1,166	2,000	23,322
	3,440,289	2,280,499	1,276,959
As at December 31, 2019, RMB3,263,466,000 (USD467,800,000) of the bank deposits were pledged for short-term borrowings of the Group with weighted average interest rate of 3.16% per annum, RMB102,201,000 (USD14,650,000) were pledged for currency swaps, and RMB1,729,000 was pledged for business guarantee.
As at December 31, 2020, RMB2,108,848,000 (USD323,200,000) of the bank deposits were pledged for short-term borrowings of the Group with weighted average interest rate of 2.04% per annum, RMB136,372,000 (USD20,900,000) were pledged for currency swaps, and RMB3,718,000 was pledged for business guarantee.
As at September 30, 2021, RMB886,554,000 (USD136,700,000) of the bank deposits were pledged for short-term borrowings of the Group with weighted average interest rate of 0.96% per annum, RMB357,702,000 (USD55,155,000) were pledged for currency swaps, and RMB4,206,000 was pledged for business guarantee.
23
Cash and cash equivalents

	As at December 31		As at September 30
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
			(Unaudited)
Cash on hand	12	12	12
Cash at other financial institutions	103	198,374	857,398
Cash at banks	1,077,760	2,856,808	1,036,283
	1,077,875	3,055,194	1,893,693

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents (Continued)

	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
USD	718,156	1,459,069	72,168
RMB	271,568	1,369,401	871,444
HKD	77,489	212,444	933,164
SGD	8,318	6,889	12,003
IDR	2,344	4,129	1,639
MYR	—	3,262	426
PHP	—	—	2,849
	1,077,875	3,055,194	1,893,693

24
Share capital

	Number of shares	USD
Authorized
Ordinary shares of USD0.00001 at December 31, 2018, 2019 and 2020, and September 30, 2020 and 2021	5,000,000,000	50,000
	Number of shares	USD	Equivalent to RMB
Issued
Ordinary shares of USD0.00001 at December 31, 2017	900,000,000	9,000	59,838
Newly issued ordinary shares (Note a)	99,999,999	1,000	6,331
Ordinary shares of USD0.00001 at December 31, 2018	999,999,999	10,000	66,169
Newly issued ordinary shares (Note b)	3,720,665	37	257
Newly issued ordinary shares upon initial public offering (Note c)	93,600,000	936	6,549
Ordinary shares of USD0.00001 at December 31, 2019	1,097,320,664	10,973	72,975
Newly issued ordinary shares (Note d)	72,660,000	727	5,033
Ordinary shares of USD0.00001 at September 30, 2020	1,169,980,664	11,700	78,008
Surrendered ordinary shares (Note e)	(3)	—	—
Ordinary shares of USD0.00001 at December 31, 2020	1,169,980,661	11,700	78,008
Surrendered ordinary shares (Note f )	(8)	—	—
Ordinary shares of USD0.00001 at September 30, 2021 (unaudited)	1,169,980,653	11,700	78,008

(a)
The Company has completed Round A investments (“Round A Investments”) in April 2018 with 12 investors. 99,999,999 ordinary shares were issued to the Round A Investors at a price of USD7.5 per share for an aggregated consideration of approximately USD750 million (approximately RMB4,750,965,000). These shares rank pari passu in all respects with the shares in issue. As at December 31, 2018, issued number of ordinary shares was 999,999,999 shares of USD0.00001 each which had been fully paid.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share capital (Continued)

(b)
On March 11, 2019, the Company issued 1,748,501 ordinary shares to National Dream Limited, the offshore entity of Vantage Point Technology, for a total subscription price of USD13,114,000 (approximately RMB88,030,000) pursuant to a share subscription agreement entered into in July 2018. On November 26, 2019, the Company issued 1,267,520 ordinary shares to Great Lakes Limited, the offshore entity of View Foundation’s selling shareholder, for a total subscription price of USD9,506,400 (approximately RMB66,877,000) pursuant to a share subscription agreement entered into in August, 2019. On November 27, 2019, the Company issued 563,714 and 140,930 ordinary shares to Blossom View Limited and Gold Planning Limited, respectively, which are the offshore entities designated by certain selling shareholders of BER Technology, for a total subscription price of USD5,284,830 (approximately RMB37,175,000) pursuant to a share subscription agreement entered into in September, 2019.

(c)
On December 13, 2019, the Company completed its IPO on the New York Stock Exchange. In the offering, 31,200,000 ADSs, representing 93,600,000 ordinary shares, were newly issued.

(d)
On January 14, 2020, the over-allotment options for the IPO were partially exercised and an addition of 3,520,000 ADSs were newly issued which represented 10,560,000 ordinary shares. On August 17, 2020, the Company completed its underwritten public offerings of 18,000,000 ADSs issued and 2,700,000 ADSs issued pursuant to the over-allotment option, which totally represented 62,100,000 ordinary shares.

(e)
On December 11, 2020 and December 24, 2020, the Company bought back and cancelled 3 ordinary shares from Round A Investors.

(f)
On April 1, 2021 and April 2, 2021, the Company bought back and cancelled 8 ordinary shares from Round A Investors.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25
Other reserves

	Recapitalization reserve	Share premium	Share-based compensation reserve	Foreign currency translation differences	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2019	1,200,000	4,730,375	8,127	396,520	(183,569)	6,151,453
Other comprehensive income
– Foreign currency translation differences	—	—	—	78,775	—	78,775
– Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	40	40
Share premium from issuance of ordinary shares(a)	—	192,082	—	—	—	192,082
Share premium from issuance of ordinary shares upon initial public offering(b)	—	2,007,028	—	—	—	2,007,028
Share-based payments – Value of employee services (Note 26)	—	—	76,364	—	—	76,364
Recognition of redemption liability to acquire non-controlling interests (Note 35)	—	—	—	—	(44,105)	(44,105)
As at December 31, 2019	1,200,000	6,929,485	84,491	475,295	(227,634)	8,461,637
As at January 1, 2020	1,200,000	6,929,485	84,491	475,295	(227,634)	8,461,637
Other comprehensive income
– Foreign currency translation differences	—	—	—	(608,427)	—	(608,427)
– Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	(39)	(39)
Share premium from issuance of ordinary shares(c)	—	2,697,674	—	—	—	2,697,674
Share-based payments:
– Value of employee services (Note 26)	—	—	89,652	—	—	89,652
– Vesting of shares under Restricted Share Unit Scheme	—	—	(566)	—	—	(566)
As at December 31, 2020	1,200,000	9,627,159	173,577	(133,132)	(227,673)	10,639,931
(Unaudited)
As at January 1, 2020	1,200,000	6,929,485	84,491	475,295	(227,634)	8,461,637
– Foreign currency translation differences	—	—	—	(212,895)	—	(212,895)
– Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	(36)	(36)
Share premium from issuance of ordinary shares(c)	—	2,697,674	—	—	—	2,697,674
Share-based payments:
– Value of employee services (Note 26)	—	—	82,726	—	—	82,726
– Vesting of shares under Restricted Share Unit Scheme	—	—	(566)	—	—	(566)
As at September 30, 2020	1,200,000	9,627,159	166,651	262,400	(227,670)	11,028,540

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other reserves (Continued)

	Recapitalization reserve	Share premium	Share-based compensation reserve	Foreign currency translation differences	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
As at January 1, 2021	1,200,000	9,627,159	173,577	(133,132)	(227,673)	10,639,931
– Foreign currency translation differences	—	—	—	(47,764)	—	(47,764)
– Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	1	1
Share-based payments:
– Value of employee services (Note 26)	—	—	14,767	—	—	14,767
– exercise of shares under share option Scheme	—	—	2,255	—	—	2,255
– Vesting of shares under Restricted Share Unit Scheme	—	—	(532)	—	—	(532)
As at September 30, 2021	1,200,000	9,627,159	190,067	(180,896)	(227,672)	10,608,658

(a)
The excess of the consideration of approximately RMB192,082,000 paid by the selling shareholders of Vantage Point Technology, View Foundation and BER Technology over the aggregate par value of approximately RMB257 (Note 24(b)), being RMB192,082,000, was credited to the share premium account of the Company.

(b)
The excess of the net proceeds of approximately RMB2,007,034,549 received from the IPO over the aggregate par value of approximately RMB6,549 (Note 24(c)), being RMB2,007,028,000, was credited to the share premium account of the Company.

(c)
The excess of the net proceeds of approximately RMB225,727,710 received from the over-allotment options for the IPO over the aggregate par value of approximately RMB728 (Note 24(d)), being RMB225,727,000, was credited to the share premium account of the Company.

The excess of the net proceeds of approximately RMB2,471,951,645 received from the underwritten public offerings over the aggregate par value of approximately RMB4,305 (Note 24(d)), being RMB2,471,947,000, was credited to the share premium account of the Company.
26
Share-based payments

For the purpose of share incentive scheme, Xin Ding Heng was set up in 2017 as a special purpose vehicle to indirectly hold 66,171,600 ordinary shares of the Company. As the Company has the power to govern the relevant activities of Xin Ding Heng and can derive benefits from the services to be rendered by the grantees, the directors of the Company consider that it is appropriate to consolidate Xin Ding Heng. In September 2020, the Company purchased at par value of the 66,171,600 ordinary shares indirectly held by Xin Ding Heng and deposited these shares to the depositary of its ADS program. The aggregate consideration of RMB88,280,000 for 66,171,600 shares is recognized as “shares held for share option scheme” before the respective shares are effectively transferred to guarantees under share incentive scheme.
On November 7, 2017, equity-settled share-based compensation plan (“the Share Option Scheme”) was set up with the objective to recognize and reward the contribution of eligible directors, employees and other persons (collectively, the “Grantees”) for the growth and development of the Group. On September 10, 2019, the Board of Directors of the company approved to amend and restate the equity-settled share-based

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26
Share-based payments (Continued)

compensation plan to supplement the Share Option Scheme with performance-based shares to grant (“the Restricted Share Units Scheme”). The 66,171,600 shares reserved for share incentive scheme comprise the options previously granted under Share Option Scheme and the remaining shares for grant under the Restricted Share Units Scheme. Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date.
Share-based compensation expenses for the years ended December 31, 2019, 2020 and for the nine months ended September 30, 2020, 2021 were allocated as follows:
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000
			(Unaudited)	(Unaudited)
– Cost of revenue	2,294	6,904	5,335	338
– Research and development expenses	29,206	26,635	24,630	3,299
– Selling and marketing expenses	25,916	21,049	19,223	511
-General and administrative expenses	18,948	35,064	33,538	10,619
	76,364	89,652	82,726	14,767
Value of employee’s services (Note 7)	62,315	74,980	67,974	9,933
Value of non-employee’s services	14,049	14,672	14,752	4,834
	76,364	89,652	82,726	14,767

(a)
Share Option Scheme

Subject to the Grantee continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the non-market performance conditions prescribed in the grantee agreement.
The exercisable period of options starts no earlier than 12 months after the Company successfully completes an initial public offering and the Company’s shares get listed in the stock exchange (“IPO and Listing”) and no later than 8 years from the grant date. The vesting date is determined by the Board of Directors of the Company.
Movements in the number of share options granted to employees are as follows:
	Number of share options
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
			(Unaudited)	(Unaudited)
At the beginning of the year/period	24,541,500	24,470,325	24,470,325	19,459,994
Granted	2,431,000	—	—	—
Exercised	—	—	—	(4,933,545)
Forfeited	(2,502,175)	(5,010,331)	(4,086,848)	(1,084,517)
At the end of the year/period	24,470,325	19,459,994	20,383,477	13,441,932
For the outstanding share options, the weighted-average exercise price was RMB21.13, RMB20.12, RMB20.47 and RMB25.01 per share and the weighted-average remaining contractual life was 6.29, 5.26, 5.52 and 4.62 years, respectively, as at December 31, 2019, 2020 and September 30, 2020, 2021, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26
Share-based payments (Continued)

(a)
Share Option Scheme (Continued)

For nine months ended September 30, 2021, 4,933,545 options were exercised. The weighted average share price at the date of exercise of options exercised during nine months ended September 30, 2021 was RMB37.22.
Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices.
Grant Year	Expiry Year	Exercise price	Fair value of options	Number of share options
				As at December 31		As at September 30 2021
				2019	2020
		RMB	RMB			(Unaudited)
November 2017	November 2027	1.33	0.62	2,900,900	2,457,563	1,200,054
November 2017	November 2027	2.00	0.52	12,169,225	9,917,653	6,041,127
November 2018	November 2028	52.00	26.00	7,219,200	5,681,108	4,873,878
June 2019	June 2029	52.00	23.42	2,181,000	1,403,670	1,326,873
				24,470,325	19,459,994	13,441,932
The Company have used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.
Based on fair value of the underlying ordinary share, the Company have used Binomial option-pricing model to determine the fair value of the share option as at the grant date. Key assumptions are set as below:
Date of grant	November 2017	November 2018	June 2019
Discount rate	24.0%	17.0%	17.0%
Risk-free interest rate	4.0%	4.0%	3.0%
Volatility	52.0%	51.0%	46.0%
Dividend yield	0.0%	0.0%	0.0%
The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date.
(b)
Restricted Share Units Scheme

Subject to the Grantee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement. The restricted shares should be vested no earlier than 180 days after the Company’s IPO and listing.
Movements in the number of restricted share units granted to employees are as follows:

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26
Share-based payments (Continued)

(b)
Restricted Share Units Scheme (Continued)

	Number of restricted share units
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
			(Unaudited)	(Unaudited)
At the beginning of the year	—	2,306,000	2,306,000	1,751,702
Granted	2,377,000	470,000	470,000	10,710,300
Vested	—	(424,256)	(424,256)	(398,809)
Forfeited	(71,000)	(600,042)	(439,494)	(927,476)
At the end of the year/ period	2,306,000	1,751,702	1,912,250	11,135,717
Restricted share units outstanding at the balance sheet dates have the following expiry dates and fair value prices.
Grant Year	Expiry Year	Fair value of restricted share units	Number of restricted share units
			As at December 31		As at September 30 2021
			2019	2020
		RMB			(Unaudited)
September 2019	September 2029	35.22	2,306,000	1,354,702	629,667
January 2020	January 2030	16.18	—	164,000	18,000
April 2020	April 2030	16.98	—	165,000	82,500
July 2020	July 2030	38.67	—	68,000	17,250
June 2021	June 2031	13.69	—	—	747,500
June 2021	June 2031	14.31	—	—	235,000
June 2021	June 2031	14.93	—	—	1,279,800
July 2021	July 2031	15.16	—	—	342,000
September 2021	September 2031	5.53	—	—	7,784,000
			2,306,000	1,751,702	11,135,717
The Company have used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.
Based on fair value of the underlying ordinary share, the Company have used Monte Carlo method to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below:
Date of grant	September 2019	January 2020	April 2020	July 2020	June 2021
Discount rate	15.0%	Not applicable	Not applicable	Not applicable	Not applicable
Risk-free interest rate	3.0%	3.0%	2.0%	3.0%	3.0%
Volatility	44.0%	43.0%	46.0%	49.0%	46.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share-based payments (Continued)

(b)
Restricted Share Units Scheme (Continued)

Date of grant	June 2021	June 2021	July 2021	September 2021
Discount rate	Not applicable	Not applicable	Not applicable	Not applicable
Risk-free interest rate	3.0%	3.0%	3.0%	3.0%
Volatility	45.0%	44.0%	43.0%	43.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%
The Monte Carlo method requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the restricted share units. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar US public companies for a period equal to the expected life preceding the grant date.
27   Trade and other payables
	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Trade payables
Due to related parties	153,677	632,912	625,155
Due to third parties	193,318	287,324	271,960
	346,995	920,236	897,115
Redemption liability (Note 35)	244,793	259,119	269,035
Accrued expenses	224,010	159,091	128,639
Security deposit	33,683	87,402	52,751
Lease liabilities (Note 17(a))	189,689	134,219	150,038
Amounts payable for purchase of shares held for share option scheme (Note 26)	88,280	88,280	88,280
Unpaid business acquisition consideration of View Foundation	48,000	48,000	—
Other tax payables	35,675	47,762	69,566
Amount due to related parties	24,517	100,614	353,847
Service fee refundable	5,412	8,953	9,922
Financial guarantee payables (Note a)	116,509	3,041	—
Others	138,886	86,578	77,943
	1,496,449	1,943,295	2,097,136

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Trade and other payables (Continued)
	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Less: non – current portion
Redemption liability (Note 35)	(244,793)	(259,119)	(175,865)
Lease liabilities (Note 17)	(87,800)	(48,115)	(88,070)
Amounts payable for purchase of shares held for share option scheme (Note 26)	(88,280)	(88,280)	(88,280)
	(420,873)	(395,514)	(352,215)
	1,075,576	1,547,781	1,744,921

As at December 31, 2019 and 2020, and September 30, 2021, the aging of the trade payables are mainly within 1 year.
(a)
Financial guarantee payables

RMB’000
Year ended December 31, 2019
Opening balance	250,338
Charge to profit or loss, net	127,312
Payouts during the year, net	(261,141)
Ending balance	116,509

RMB’000
Year ended December 31, 2020
Opening balance	116,509
Charge to profit or loss, net	62,389
Payouts during the year, net	(175,857)
Ending balance	3,041
RMB’000
(Unaudited)
Nine months ended September 30, 2020
Opening balance	116,509
Charge to profit or loss, net	59,711
Payouts during the year, net	(147,204)
Ending balance	29,016

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Trade and other payables (Continued)
(a)
Financial guarantee payables (Continued)

RMB’000
(Unaudited)
Nine months ended September 30, 2021
Opening balance	3,041
Reversal of financial guarantee payables	(3,041)
Ending balance	—
28   Short-term borrowings
	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Secured	2,958,342	2,042,596	863,285
Unsecured	260,224	240,711	319,288
	3,218,566	2,283,307	1,182,573
As at December 31, 2019, out of the secured borrowings, RMB2,929,981,000 were secured by restricted cash of RMB3,263,466,000 (Note 22), RMB10,014,000 is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd. and RMB18,347,000 is guaranteed by Mr. Xi Wang (non-controlling shareholder of the Group). The weighted average interest rate of short-term borrowings is 4.64% per annum as at December 31, 2019.
As at December 31, 2020, out of the secured borrowings, RMB2,011,296,000 were secured by restricted cash of RMB2,108,848,000 (Note 22), RMB10,000,000 is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd., RMB18,300,000 is guaranteed by Mr. Xi Wang (non-controlling shareholder of the Group), and RMB3,000,000 is secured by the accounts receivable that BER Technology can claim from Guilin Bank Co., Ltd. in the next two years. The weighted average interest rate of short-term borrowings is 4.15% per annum as at December 31, 2020.
As at September 30, 2021, out of the secured borrowings, RMB800,456,000 were secured by restricted cash of RMB886,554,000 (Note 22), RMB9,829,000 is guaranteed by Beijing Haidian Sci-tech Enterprises Financing Guarantee Co., Ltd., RMB50,000,000 is guaranteed by Shenzhen HTI Financing Guarantee Co., Ltd., and RMB3,000,000 is secured by the accounts receivable that BER Technology can claim from Guilin Bank Co., Ltd. in the next two years. The weighted average interest rate of short-term borrowings is 3.90% per annum as at September 30, 2021.
29   Customer deposits
	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Current and savings accounts	—	405,853	1,426,992
It represented customer deposits held by OneConnect Bank.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Derivative financial liability

	As at December 31				As at September 30
	2019		2020		2021
	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Foreign exchange swaps	2,044,027	2,682	1,957,470	165,880	2,681,713	136,571
Currency forwards	—	—	—	—	1,114,815	17,494
	2,044,027	2,682	1,957,470	165,880	3,796,528	154,065
31   Dividends
No dividends have been paid or declared by the Company during the years ended December 31, 2019 and 2020, and the nine months ended September 30, 2021.
32   Deferred income tax
(a)
Deferred tax assets

The movements of deferred tax assets were as follows:
	Tax losses	Accelerated amortization of intangible assets	Contract liabilities	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2019	123,327	208,708	13,144	10,124	355,303
Acquisition of subsidiary (Note 35)	4,625	—	—	—	4,625
Recognized in the profit or loss	52,190	9,348	(5,526)	7,846	63,858
At December 31, 2019	180,142	218,056	7,618	17,970	423,786
Recognized in the profit or loss	132,766	(6,021)	3,878	10,153	140,776
At December 31, 2020	312,908	212,035	11,496	28,123	564,562
(Unaudited)
Recognized in the profit or loss	83,560	(4,765)	(523)	15,640	93,912
At September 30, 2020	263,702	213,291	7,095	33,610	517,698
(Unaudited)
Recognized in the profit or loss	91,370	(2,507)	(3,759)	6,470	91,574
At September 30, 2021	404,278	209,528	7,737	34,593	656,136

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
32   Deferred income tax (Continued)
(b)
Deferred tax liabilities

The movements of deferred tax liabilities were as follows:
	Intangible assets	Financial assets at fair value through profit or loss	Total
	RMB’000	RMB’000	RMB’000
At January 1, 2019	18,480	6,631	25,111
Acquisition of subsidiary (Note 35)	24,403	—	24,403
Recognized in the profit or loss	(9,592)	(6,631)	(16,223)
At December 31, 2019	33,291	—	33,291
Recognized in the profit or loss	(13,211)	—	(13,211)
At December 31, 2020	20,080	—	20,080
(Unaudited)
Recognized in the profit or loss	(9,931)	—	(9,931)
At September 30, 2020	23,360	—	23,360
Recognized in the profit or loss	(8,704)	—	(8,704)
At September 30, 2021	11,376	—	11,376

(c)
Offsetting of deferred tax assets and deferred tax liabilities

As at December 31, 2019 and December 31, 2020, no deferred tax asset and liability was offset.
33   Cash flow information
(a)
Cash used in operations

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Loss before income tax	(1,762,436)	(1,551,254)	(1,120,753)	(1,049,814)
Depreciation and amortization	459,856	421,228	309,859	335,842
Net impairment losses on financial and contract assets	45,167	134,519	71,398	63,274
(Gain)/losses on disposal of property and equipment (Note 8)	(13,267)	(1,302)	911	129
Expected credit loss on financial guarantee contracts	127,312	62,389	59,711	—
Share-based payments expenses (Note 26)	76,364	89,652	82,726	14,767
Net loss on derivatives (Note 8)	244	281,691	103,790	94,494
Net gain on financial assets at fair value through profits or loss (Note 8)	(38,891)	(49,447)	(36,322)	(36,575)
Share of losses of associate and joint venture (Note 14)	14,854	7,802	6,480	(10,832)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
33   Cash flow information (Continued)
(a)
Cash used in operations (Continued)

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Gain on dilution of investment in associate (Note 14)	—	(2,511)	(2,511)	—
Finance costs	172,672	135,321	117,234	60,530
Interest income from investing activities	(110,054)	(65,858)	(41,661)	(20,668)
Exchange loss/(gain) (Note 8)	8,569	(285,722)	(110,069)	(11,491)
Changes in working capital:
Trade receivables	(445,568)	(206,372)	(473,763)	(597,916)
Contract assets	(29,187)	(75,778)	(68,020)	(38,938)
Prepayments and other receivables	(95,163)	30,933	69,376	(375,271)
Trade and other payable	(358,837)	451,688	(63,133)	176,333
Contract liabilities	(4,184)	38,570	8,257	(14,242)
Customer deposits	—	405,853	122,070	1,021,139
Financial investments measured at amortized cost from banking operations	—	(602,291)	(442,412)	(398,299)
Payroll and welfare payables	136,824	87,198	(15,448)	(89,464)
	(1,815,725)	(693,691)	(1,422,280)	(877,002)

(b)
Non-cash investing and financing activities

	As at December 31		As at September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Acquisition of right-of-use properties by leasing (Note 12)	46,479	38,646	6,030	100,893
Recognition of redemption liability to acquire non-controlling interests (Note 35)	44,105	—	—	—
	90,584	38,646	6,030	100,893

(c)
Reconciliation of cash and liquid investments and gross debt

This section sets out an analysis of cash and liquid investments and gross debt as at December 31, 2019 and 2020, and as at September 30, 2020 and 2021, and the movements in cash and liquid investments and gross debt for the years ended December 31, 2019 and 2020, and for the nine months ended September 30, 2020 and 2021.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
33   Cash flow information (Continued)
(c)
Reconciliation of cash and liquid investments and gross debt (Continued)

	As at December 31		As at September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Restricted cash	3,440,289	2,280,499	2,505,410	1,276,959
Cash and cash equivalents	1,077,875	3,055,194	2,080,392	1,893,693
Financial assets at fair value through profit or loss	1,690,967	1,487,871	2,303,481	1,361,436
Lease liabilities (Note 17)	(189,689)	(134,219)	(128,729)	(150,038)
– due within one year	(101,889)	(86,104)	(94,693)	(61,968)
– due after one year	(87,800)	(48,115)	(34,036)	(88,070)
Borrowings – repayable within one year	(3,218,566)	(2,283,307)	(2,451,609)	(1,182,573)
	2,800,876	4,406,038	4,308,945	3,199,477
Cash and liquid investments	6,209,131	6,823,564	6,889,283	4,532,088
Gross debt – fixed interest rates	(3,408,255)	(2,417,526)	(2,580,338)	(1,332,611)
	2,800,876	4,406,038	4,308,945	3,199,477
	Restricted cash	Cash and cash equivalents	Financial assets at fair value through profit or loss	Liabilities from financing activities
				Lease liabilities	Borrowings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2019	3,996,238	565,027	2,540,925	(209,320)	(3,386,100)	3,506,770
Cash flows	(708,123)	507,942	(924,307)	76,895	326,663	(720,930)
Acquisition of subsidiaries (Note 35)	—	—	35,458	—	(9,850)	25,608
Acquisition of right-of-use assets	—	—	—	(46,479)	—	(46,479)
Other Changes(i)	152,174	4,906	38,891	(10,785)	(149,279)	35,907
As at December 31, 2019	3,440,289	1,077,875	1,690,967	(189,689)	(3,218,566)	2,800,876
Cash flows	(1,064,813)	2,145,418	(252,543)	100,997	1,062,844	1,991,903
Acquisition of right-of-use assets	—	—	—	(38,646)	—	(38,646)
Other Changes(i)	(94,977)	(168,099)	49,447	(6,881)	(127,585)	(348,095)
As at December 31, 2020	2,280,499	3,055,194	1,487,871	(134,219)	(2,283,307)	4,406,038
(Unaudited)
As at January 1, 2020	3,440,289	1,077,875	1,690,967	(189,689)	(3,218,566)	2,800,876
Cash flows	(928,603)	1,041,824	576,192	70,000	868,701	1,628,114
Acquisition of right-of-use assets	—	—	—	(6,030)	—	(6,030)
Other Changes(i)	(6,276)	(39,307)	36,322	(3,010)	(101,744)	(114,015)
As at September 30, 2020	2,505,410	2,080,392	2,303,481	(128,729)	(2,451,609)	4,308,945
(Unaudited)
As at January 1, 2021	2,280,499	3,055,194	1,487,871	(134,219)	(2,283,307)	4,406,038

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
33   Cash flow information (Continued)
(c)
Reconciliation of cash and liquid investments and gross debt (Continued)

	Restricted cash	Cash and cash equivalents	Financial assets at fair value through profit or loss	Liabilities from financing activities
				Lease liabilities	Borrowings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows	(1,011,692)	(1,149,657)	(163,010)	84,943	1,147,326	(1,092,090)
Acquisition of right-of-use assets	—	—	—	(100,893)	—	(100,893)
Other Changes(i)	8,152	(11,844)	36,575	131	(46,592)	(13,578)
As at September 30, 2021	1,276,959	1,893,693	1,361,436	(150,038)	(1,182,573)	3,199,477

(i)
Other changes include accrued interests, disposal, foreign currency translation differences and other non-cash movements.

34   Related party transactions
The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2019, 2020 and nine months ended September 30, 2021. In the opinion of the Directors of the Company, the related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties.
(a)
Names and relationships with related parties

The following companies are related parties of the Group that had balances and/or transactions with the Group during the years ended December 31, 2019, 2020 and nine months ended September 30, 2021.
Name of related parties	Relationship with the Group
Sen Rong Limited*	A shareholder that has significant influence over the Group
Rong Chang Limited*	A shareholder that has significant influence over the Group
Bo Yu Limited	A shareholder that has significant influence over the Group
Ping An Group	Ultimate parent company of Bo Yu
Subsidiaries of Ping An Group	Controlled by Ping An Group
Puhui Lixin	Significant influenced by the Group
SBI Japan	Significant influenced by the Group
Open Portal Guangxi	Significant influenced by the Group

*
Sen Rong Limited and Rong Chang Limited has entered into an acting-in-concert agreement in 2020 and an amended and restated agreement in 2021. As a result, Rong Chang and Sen Rong as a concert group were collectively interested in approximately 32.37% of the total issued capital of the Company.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
34   Related party transactions (Continued)
(b)
Key management compensations

Key management includes directors (executive and non-executive) and senior management of the Group. The compensations paid or payable by the Group to key management for employee services are shown below:
	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Wages and salaries	21,661	29,115	21,927	18,576
Welfare and other benefits	2,108	1,385	1,269	574
Share-based payments	1,166	3,627	2,894	2,033
	24,935	34,127	26,090	21,183

(c)
Significant transactions with related parties

	Year ended December 31		Nine months ended 30 September
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Revenue
Ping An Group and its subsidiaries*	998,749	1,730,038	1,105,550	1,599,722
Puhui Lixin	8,406	4,189	3,808	—
	1,007,155	1,734,227	1,109,358	1,599,722

*
The Group provided lending solution services to a subsidiary of Ping An Group while the subsidiary of Ping An Group was not charged. The service fee was charged to borrowers directly. The revenue generated from such transactions for the years ended December 31, 2019, 2020 and nine months ended September 30, 2020 and 2021, was not included in the above revenue from Ping An Group and its subsidiaries, amounted to RMB10,479,256 RMB5,290,568, RMB5,290,568 and RMB Nil, respectively.

The Group also provided lending solution services to third party lenders through contractual arrangement with another subsidiary of Ping An Group while the Group directly charged the related service fees to the subsidiary of Ping An Group. The revenue generated from such transactions for the years ended December 31, 2019, 2020 and nine months ended September 30, 2020 and 2021, was included in the above revenue from Ping An Group and its subsidiaries, amounted to RMB14,495,191 RMB3,230,878, RMB 70,558 and RMB Nil, respectively.
Revenue generated by providing implementation and support service jointly with Ping An Technology (Shenzhen) Co., Ltd, a related party, for the years ended December 31, 2019, 2020 and nine months ended September 30, 2020 and 2021 amounted to RMB4,240,432 RMB6,546,653, RMB 935,925 and RMB 7,243,055 respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
34   Related party transactions (Continued)
(c)
Significant transactions with related parties (Continued)

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000 (Unaudited)	RMB’000 (Unaudited)
Purchase of services
Ping An Group and its subsidiaries	758,505	1,285,595	798,625	1,081,067
Net gain on disposal of property and equipment and intangible asset
Ping An Group and its subsidiaries	13,321	—	—	—
Net gain from wealth management products issued by related parties
Ping An Group and its subsidiaries	36,732	8,704	7,319	20,388
Net loss on derivatives
Ping An Group and its subsidiaries	(244)	(281,691)	(103,790)	(94,494)
Investment income from loan to related party
Ping An Group and its subsidiaries	417	—	—	—
Interest income on bank deposits
Ping An Group and its subsidiaries	77,824	28,129	22,701	8,808
Leasing payment
Ping An Group and its subsidiaries	19,623	19,991	13,225	14,756
Interest expenses
Ping An Group and its subsidiaries	82,475	32,575	25,409	12,841

(d)
Year end balances with related parties

	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Trade receivables
Ping An Group and its subsidiaries(i)	281,223	480,994	859,668
Puhui Lixin(i)	1,963	230	—
SBI Japan(i)	—	5,439	7,525
Open Portal Guangxi(i)	—	2,000	5,571
	283,186	488,663	872,764
Contract assets
Ping An Group and its subsidiaries	71,114	40,381	31,034
Prepayment and other receivables
Ping An Group and its subsidiaries(i)	190,447	239,281	536,384

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
34   Related party transactions (Continued)
(d)
Year end balances with related parties (Continued)

	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Financial assets at fair value through profit or loss
Ping An Group and its subsidiaries	1,655,509	585,368	834,294
Cash and restricted cash
Ping An Group and its subsidiaries	2,391,879	2,018,073	1,190,509
Trade and other payables
Ping An Group and its subsidiaries(i)	155,337	733,526	979,002
Contract liabilities
Ping An Group and its subsidiaries	5,775	29,921	5,615
Short-term borrowings
Ping An Group and its subsidiaries	1,210,920	705,482	300,805
Derivative financial liabilities
Ping An Group and its subsidiaries	2,682	165,880	154,065

(i)
The balances with related parties were unsecured, interest-free and repayable on demand.

35   Business combination
(a)
Acquisition of BER Technology

On June 30, 2019, the Group entered into a share purchase agreement with selling shareholders to acquire 80% equity interests of BER Technology, which is a service provider principally specialized in scenario-basic retail digital banking platform establishment and operation.
Goodwill of approximately RMB29,784,000 was recognized. It was mainly attributable to the operating synergies and economics of scale expected to be derived from combining the operations of the Group and BER Technology. None of the goodwill is expected to be deductible for income tax purpose.
The Group chose to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. The following table summarizes the purchase consideration, fair value of assets acquired and liability assumed, and the non-controlling interests recognized as at the acquisition date.
As at June 30, 2019
RMB’000
Total purchase consideration (Note)	94,562
Recognized amounts of identifiable assets acquired and liabilities assumed:
Property and equipment	7,560
Intangible assets	51,778
Deferred tax assets	4,625

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
35   Business combination (Continued)
(a)
Acquisition of BER Technology (Continued)

As at June 30, 2019
RMB’000
Prepayments and other receivables	4,561
Trade receivables	9,724
Contract assets	40,488
Cash and cash equivalents	1,993
Trade and other payables	(18,287)
Short-term borrowings	(9,850)
Payroll and welfare payables	(4,178)
Deferred tax liability	(7,442)
Total identifiable net assets	80,972
Non-controlling interest	(16,194)
Goodwill	29,784
94,562

Note: Details of the purchase consideration is as follows:
As at June 30, 2019
RMB’000
Cash paid	58,728
Ordinary shares issued(i)	37,272
Contingent returnable consideration(ii)	(1,438)
Total purchase consideration	94,562
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration	58,728
Less: Cash and cash equivalent acquired	(1,993)
Net cash outflow for acquisition of subsidiary	56,735

(i)
The fair value of 704,644 shares issued as part of the consideration paid for acquisition of BER Technology was based on price of USD7.5 per share.

(ii)
Pursuant to the share purchase agreement, 20% of total cash paid and the ordinary shares issued by the Company as the consideration of the acquisition will be subject to the earn-out mechanism set forth in the share purchase agreement. If BER Technology fails to meet the revenue goal within three years starting from July 1, 2019, certain cash paid and number of ordinary shares issued are required to be returned to the Company in accordance with the earn-out mechanism. “Monte Carlo Simulation Method” was used in this exercise to measure the fair value of the contingent returnable consideration.

As at June 30, 2019, financial assets at fair value through profit or loss of approximately RMB1,438,000 in relation to aforesaid contingent returnable consideration was recognized in the consolidated balance

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
35   Business combination (Continued)
(a)
Acquisition of BER Technology (Continued)

sheet, which was based on the earn-out mechanism. As at December 31, 2020, the fair value of contingent returnable consideration was RMB676,000, and the change of fair value was recognized in other income, gains or loss.
In addition, according to the shareholders agreement, the non-controlling shareholders shall have the right to request the Group to purchase the remaining 20% equity interests in BER Technology in an agreed period from June 30, 2022 to December 31, 2022. The purchase price was determined based on the financial performance of BER Technology or a pre-determined formula that set out in the respective shareholders agreement. Accordingly, the redemption liability of approximately RMB44,105,000 was initially recognized by the Group upon completion of acquisition as at the present value of the estimated future cash outflows, and the same amount was debited to other reserve. The redemption liability was subsequently measured at amortized cost. As at December 31, 2019 and 2020 and September 30, 2021, the redemption liability amounted to RMB45,428,000, RMB47,792,000 and RMB49,636,000, respectively.
The acquired business contributed revenues of approximately RMB41,443,000 and net loss of approximately RMB7,564,000 to the Group for the period from June 30, 2019 to December 31, 2019.
If the acquisition had occurred on January 1, 2019, consolidated pro-forma revenue and net loss of the Group for the year ended December 31, 2019 would have been increased by approximately RMB62,826,000 and approximately RMB21,748,000, respectively. These amounts have been calculated using the subsidiary’s results and adjusting them for the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment and intangible assets had applied from January 1, 2019, together with the consequential tax effects.
The related acquisition costs are not material to the Group’s consolidated financial statements.
(b)
Acquisition of View Foundation International Limited (“View Foundation”)

On August 30, 2019, the Group acquired 98.9% equity interests of View Foundation at a cash consideration of RMB276,700,000, which is principally engaged in the provision of digital certification and related services and solutions.
Goodwill of approximately RMB133,362,000 was recognized. It was mainly attributable to the operating synergies and economics of scale expected to be derived from combining the operations of the Group and View Foundation. None of the goodwill is expected to be deductible for income tax purpose.
The Group chose to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets. The following table summarizes the purchase consideration, fair value of assets acquired and liability assumed, and the non-controlling interests recognized as at the acquisition date.
As at August 30, 2019
RMB’000
Total purchase consideration	276,700
Recognized amounts of identifiable assets acquired and liabilities assumed:
Property and equipment	10,564
Intangible assets	120,189
Inventories	895

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
35   Business combination (Continued)
(b)
Acquisition of View Foundation International Limited (“View Foundation”) (Continued)

As at August 30, 2019
RMB’000
Prepayments and other receivables	43,614
Trade receivables	10,421
Financial assets at fair value through profit or loss	34,020
Cash and cash equivalents	14,644
Deferred tax liabilities	(16,961)
Trade and other payables	(14,128)
Contract liabilities	(56,038)
Payroll and welfare payables	(2,302)
Total identifiable net assets	144,918
Non-controlling interest	(1,580)
Goodwill	133,362
276,700
Outflow of cash to acquire subsidiary, net of cash acquired
Total Cash consideration	276,700
Less: Unpaid cash consideration	(48,000)
Cash and cash equivalent acquired	(14,644)
Net cash outflow for acquisition of subsidiary:	214,056

The acquired business contributed revenues of approximately RMB33,615,000 and net loss of approximately RMB8,225,000 to the Group for the period from August 30, 2019 to December 31, 2019.
If the acquisition had occurred on January 1, 2019, consolidated pro-forma revenue and net loss of the Group for the year ended December 31, 2019 would have been increased by approximately RMB86,692,000 and approximately RMB5,528,000, respectively. These amounts have been calculated using the subsidiary’s results and adjusting them for the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment and intangible assets had applied from January 1, 2019, together with the consequential tax effects.
The related acquisition costs are not material to the Group’s consolidated financial statements.
(c)
Acquisition of Vantage Point Technology

On July 31, 2018, the Group completed its acquisition of 51.67% equity interest of Vantage Point Technology and Vantage Point Technology became a subsidiary of the Group thereafter. The principal activities of Vantage Point Technology are to provide risk management and profit management consultation, system implementation and training services.
The purchase consideration for the acquisition of 51.67% equity interest was RMB238,592,000. The acquisition has been accounted for using the acquisition method.
The goodwill of RMB126,015,000 is attributable to the workforce and synergies of the acquired business. It will not be deductible for tax purposes.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
35   Business combination (Continued)
(c)
Acquisition of Vantage Point Technology (Continued)

The Group wrote a put option on the remaining 48.33% equity in Vantage Point Technology. The put option provides the non-controlling shareholders of Vantage Point Technology with the right to require the Group to purchase the remaining equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at December 31, 2019 and 2020 and September 30,2021, the redemption liability amounted to RMB199,365,000, RMB211,327,000 and RMB219,399,000 respectively.
36   The Group’s maximum exposure to unconsolidated structured entities
The Group has determined that all of assets management products managed by the Group and its investments in wealth management products, which are not controlled by the Group, are unconsolidated structured entities.
The Group invests in wealth management products managed by related parties for treasury management purposes. The Group also managed some assets management fund products as fund manager to generate fees from managing assets on behalf of other investors, mainly Ping An Group and its subsidiaries. The assets management fund products are financed by capital contribution from investors.
The following table shows the Group’s maximum exposure to the unconsolidated structured entities which represents the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure is contingent in nature and approximates the sum of direct investments made by the Group. The direct investments made by the Group are classified as FVPL.
The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below:
	Unconsolidated structured entities
As at December 31, 2019	Size	Carrying amount	The Group’s maximum exposure	Interest held by the Group
	RMB’000	RMB’000	RMB’000
Asset management products managed by the Group	2,315,000	—	—	Service fee
Wealth management products managed by related parties	Note a	1,655,509	1,655,509	Investment income
Wealth management products managed by third party	Note b	34,020	34,020	Investment income
	Unconsolidated structured entities
As at December 31, 2020	Size	Carrying amount	The Group’s maximum exposure	Interest held by the Group
	RMB’000	RMB’000	RMB’000
Asset management products managed by the Group	1,989,856	—	—	Service fee
Wealth management products managed by related parties	Note a	1,487,195	1,487,195	Investment income

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
36   The Group’s maximum exposure to unconsolidated structured entities (Continued)
	Unconsolidated structured entities
(Unaudited) As at September 30, 2021	Size	Carrying amount	The Group’s maximum exposure	Interest held by the Group
	RMB’000	RMB’000	RMB’000
Asset management products managed by the Group	1,707,482	—	—	Service fee
Wealth management products managed by related parties	Note a	1,345,695	1,345,695	Investment income
Wealth management products managed by third party	Note c	15,070	15,070	Investment income
Note a: These asset management products and wealth management products are sponsored by related financial institutions and the information related to size of these structured entities were not publicly available. The carrying amount is recorded in financial assets at fair value through profit or loss.
Note b: The wealth management product is sponsored by Guangdong Huaxing Bank and the information related to size of the structured entity was not publicly available. The carrying amount is recorded in financial assets at fair value through profit or loss.
Note c: The wealth management product is sponsored by China Everbright Bank and the information related to size of the structured entity was not publicly available. The carrying amount is recorded in financial assets at fair value through profit or loss.
37   Contingencies
The Group did not have any material contingent liabilities as at December 31, 2019 and 2020, and September 30, 2021.
38   Benefits and Interests of Directors
The remuneration of each director of the Company paid/payable by the Group for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021 are set out as follows:
Year ended December 31, 2019:
Name	Director’s fee	Salaries and bonuses	Share-based payments	Social security and housing fund	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Wangchun Ye(a)	—	4,803	154	61	5,018
Rong Chen(b)	—	4,109	89	155	4,353
Non-Executive Directors:
Yaolin Zhang(c)	318	—	—	—	318
Qi Liang(d)	318	—	—	—	318
Tianruo Pu(e)	131	—	—	—	131
Sin Yin Tan(f)	—	—	—	—	—
Wenwei Dou(g)	—	—	—	—	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
38   Benefits and Interests of Directors (Continued)
Name	Director’s fee	Salaries and bonuses	Share-based payments	Social security and housing fund	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Min Zhu(h)	—	—	—	—	—
Rui Li(i)	—	—	—	—	—
	767	8,912	243	216	10,138

Year ended December 31, 2020:
Name	Director’s fee	Salaries and bonuses	Share-based payments	Social security and housing fund	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Wangchun Ye(a)	—	5,195	221	62	5,478
Rong Chen(b)	—	5,123	125	—	5,248
Non-Executive Directors:
Yaolin Zhang(c)	517	—	—	—	517
Qi Liang(d)	417	—	—	—	417
Tianruo Pu(e)	448	—	—	—	448
Wing Kin Anthony Chow(j)	129	—	—	—	129
Sin Yin Tan(f)	—	—	—	—	—
Wenwei Dou(g)	—	—	—	—	—
Min Zhu(h)	—	—	—	—	—
Rui Li(i)	—	—	—	—	—
	1,511	10,318	346	62	12,237
Nine months ended September 30, 2020:
Name (unaudited)	Director’s fee	Salaries and bonuses	Share-based payments	Social security and housing fund	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Wangchun Ye(a)	—	3,896	190	46	4,132
Rong Chen(b)	—	3,602	113	194	3,909
Non-Executive Directors:
Yaolin Zhang(c)	383	—	—	—	383
Qi Liang(d)	383	—	—	—	383
Tianruo Pu(e)	383	—	—	—	383
Wing Kin Anthony Chow(j)	—	—	—	—	—
Sin Yin Tan(f)	—	—	—	—	—
Wenwei Dou(g)	—	—	—	—	—
Min Zhu(h)	—	—	—	—	—

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
38   Benefits and Interests of Directors (Continued)
Name (unaudited)	Director’s fee	Salaries and bonuses	Share-based payments	Social security and housing fund	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Rui Li(i)	—	—	—	—	—
	1,149	7,498	303	240	9,190

Nine months ended September 30, 2021:
Name (unaudited)	Director’s fee	Salaries and bonuses	Share-based payments	Social security and housing fund	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Wangchun Ye(a)	—	3,898	16	46	3,960
Rong Chen(b)	—	3,423	12	145	3,580
Non-Executive Directors:
Yaolin Zhang(c)	383	—	—	—	383
Tianruo Pu(e)	365	—	—	—	365
Wing Kin Anthony Chow(j)	365	—	—	—	365
Sin Yin Tan(f)	—	—	—	—	—
Wenwei Dou(g)	—	—	—	—	—
Min Zhu(h)	—	—	—	—	—
Rui Li(i)	—	—	—	—	—
	1,113	7,321	28	191	8,653

(a)
Wangchun Ye was appointed as executive director of the Company on October 30, 2017.

(b)
Rong Chen was appointed as executive director of the Company on October 30, 2017.

(c)
Yaolin Zhang was appointed as non-executive director of the Company on February 25, 2019.

(d)
Qi Liang was appointed as non-executive director of the Company on February 25, 2019 and resigned on March 19, 2021.

(e)
Tianruo Pu was appointed as non-executive director of the Company on September 27, 2019.

(f)
Sin Yin Tan was appointed as non-executive director of the Company on October 30, 2017.

(g)
Wenwei Dou was appointed as non-executive director of the Company on October 30, 2017.

(h)
Min Zhu was appointed as non-executive director of the Company on January 31, 2018.

(i)
Rui Li was appointed as non-executive director of the Company on September 27, 2019 and resigned on October 22, 2021.

(j)
Wing Kin Anthony Chow was appointed as non-executive director of the Company on October 1, 2020.

(k)
Wenjun Wang and Ernest Ip were appointed as non-executive directors of the Company on November 18, 2021. Chongfeng Shen was appointed as executive director of the Company on October 22, 2021.

There was no arrangement under which a director waived or agreed to waive any remuneration for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
38   Benefits and Interests of Directors (Continued)
No retirement or termination benefits have been paid to the Company’s directors for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021.
There were no loans, quasi-loans or other dealings entered into by the Company in favor of directors, controlled body corporates by and connected entities with such directors for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021, respectively.
There were no significant transactions, arrangements and contracts in relation to the Company’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted during the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021.
No consideration was provided to third parties for making available directors’ services during the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021.
39   Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by the subsidiaries, the VIEs and Subsidiaries of VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries, the VIEs and Subsidiaries of VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and the Consolidated Affiliated Entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As at September 30, 2021, the total restricted net assets of the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB4,303,000,000. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs to satisfy any obligations of the Company.
40   Parent company only condensed financial information
Parent Company only financial statements including condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented.
The Company did not have significant capital and other commitments or guarantees as at September 30, 2021. The subsidiaries did not pay any dividend to the Company for the periods presented.
(a)
Interest in subsidiaries and amount due from subsidiaries

	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Interest in subsidiaries
Equity investment in subsidiaries	492,278	1,236,075	1,245,659

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
40   Parent company only condensed financial information (Continued)
(a)
Interest in subsidiaries and amount due from subsidiaries (Continued)

	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
loan receivables	3,324,649	2,777,179	—
	3,816,927	4,013,254	1,245,659

	As at December 31		As at September 30 2021
	2019	2020
	RMB’000	RMB’000	RMB’000 (Unaudited)
Amount due from subsidiaries
loan receivables	85,694	1,350,654	3,116,977
As at December 31, 2019, 2020 and September 30, 2021, the balances were unsecured, interest-free and collectable more than one year.
(b)
Condensed Statements of Comprehensive Income

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Selling and marketing expenses	(1,825)	(2,374)	(2,337)	(194)
General and administrative expenses	(52,860)	(45,655)	(16,874)	(4,910)
Other income, gains or loss-net	4,784	7,780	6,135	7,276
Operating (loss)/gain	(49,901)	(40,249)	(13,076)	2,172
Finance income/(costs)-net	6,427	4,564	4,638	(24)
Share of losses of joint venture	(526)	(2,283)	(1,708)	(2,896)
Share of loss of subsidiaries and VIEs	(1,616,566)	(1,314,998)	(977,890)	(922,592)
Loss before income tax	(1,660,566)	(1,352,966)	(988,036)	(923,340)
Income tax benefit	—	(642)	(650)	—
Loss for the year/period	(1,660,566)	(1,353,608)	(988,686)	(923,340)
Other comprehensive income, net of tax
– Foreign currency translation differences	78,775	(608,427)	(212,895)	(47,764)
– Changes in the fair value of debt instruments at fair value through other comprehensive income	40	(39)	(36)	1
Total comprehensive loss	(1,581,751)	(1,962,074)	(1,201,617)	(971,103)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
40   Parent company only condensed financial information (Continued)
(c)
Condensed Statements of Cash Flows

	Year ended December 31		Nine months ended September 30
	2019	2020	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Cash (used in)/generated from operating activities
Cash (used in)/generated from operations	(2,275)	(5,230)	5,532	(29,643)
Net cash (used in)/generated from operating activities	(2,275)	(5,230)	5,532	(29,643)
Cash flows from investing activities
Payment for investment in subsidiaries, net of cash acquired	(1,580,599)	(3,381,568)	(3,370,531)	(1,198,953)
(Payment for)/Proceeds from loan to subsidiaries	(54,397)	85,694	85,694	1,202,801
Net cash (used in)/generated from investing activities	(1,634,996)	(3,295,874)	(3,284,837)	3,848
Cash flows from financing activities
Proceeds from issuance of ordinary shares	102,080	2,722,445	2,722,445	—
Proceeds from issuance of ordinary shares upon initial public offering	2,035,177	—	—	—
Share issue transaction costs	(28,142)	(24,766)	(24,766)	—
Net cash generated from financing activities	2,109,115	2,697,679	2,697,679	—
Net increase/(decrease) in cash and cash equivalents	471,844	(603,425)	(581,626)	(25,795)
Cash and cash equivalents at the beginning of the year	159,644	634,507	634,507	31,857
Effects of exchange rate changes on cash and cash equivalents	3,019	775	2,364	(223)
Cash and cash equivalents at the end of year	634,507	31,857	55,245	5,839

41
Subsequent Events

[There were no material subsequent events since September 30, 2021 to the date of this report.]
III
SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Company or any of the companies now comprising the Group in respect of any period subsequent to Decenber 31, 2020 and up to the date of this report.